Interim Consolidated Financial Statements

Consolidated Statement of Income

(Unaudited) (Canadian $ in millions, except as noted)	For the three months ended					For the nine months ended
	July 31, 2013	April 30, 2013	January 31, 2013	October 31, 2012	July 31, 2012	July 31, 2013	July 31, 2012
Interest, Dividend and Fee Income
Loans	$2,688	$2,621	$ 2,741	$ 2,786	$2,807	$ 8,050	$ 8,355
Securities	542	515	576	570	568	1,633	1,695
Deposits with banks	63	61	61	58	72	185	181
	3,293	3,197	3,378	3,414	3,447	9,868	10,231
Interest Expense
Deposits	661	619	666	700	680	1,946	1,878
Subordinated debt	36	36	35	32	37	107	133
Capital trust securities (Note 11)	12	11	12	12	12	35	39
Other liabilities	438	433	449	525	493	1,320	1,518
	1,147	1,099	1,162	1,269	1,222	3,408	3,568
Net Interest Income	2,146	2,098	2,216	2,145	2,225	6,460	6,663
Non-Interest Revenue
Securities commissions and fees	302	295	280	282	276	877	864
Deposit and payment service charges	232	222	225	230	232	679	699
Trading revenues	208	230	223	312	140	661	713
Lending fees	174	169	188	175	169	531	466
Card fees	193	178	177	181	186	548	527
Investment management and custodial fees	187	179	172	186	188	538	539
Mutual fund revenues	208	193	187	168	161	588	479
Underwriting and advisory fees	107	102	166	111	123	375	331
Securities gains, other than trading	-	49	26	56	14	75	96
Foreign exchange, other than trading	39	58	37	35	28	134	118
Insurance income	147	66	107	144	40	320	191
Other	107	105	77	151	96	289	268
	1,904	1,846	1,865	2,031	1,653	5,615	5,291
Total Revenue	4,050	3,944	4,081	4,176	3,878	12,075	11,954
Provision for Credit Losses (Note 3)	77	145	178	192	237	400	573
Non-Interest Expense
Employee compensation (Note 14)	1,445	1,472	1,475	1,454	1,337	4,392	4,174
Premises and equipment	466	454	455	527	473	1,375	1,389
Amortization of intangible assets	90	85	87	88	86	262	251
Travel and business development	128	121	123	129	116	372	362
Communications	73	76	72	78	79	221	223
Business and capital taxes	9	10	10	13	10	29	33
Professional fees	124	135	126	168	161	385	425
Other	207	215	242	244	222	664	680
	2,542	2,568	2,590	2,701	2,484	7,700	7,537
Income Before Provision for Income Taxes	1,431	1,231	1,313	1,283	1,157	3,975	3,844
Provision for income taxes	294	256	265	201	187	815	737
Net Income	$1,137	$975	$ 1,048	$ 1,082	$970	$ 3,160	$ 3,107
Attributable to:
Bank shareholders	1,121	957	1,030	1,064	951	3,108	3,051
Non-controlling interest in subsidiaries	16	18	18	18	19	52	56
Net Income	$1,137	$975	$ 1,048	$ 1,082	$970	$ 3,160	$ 3,107
Earnings Per Share (Canadian $) (Note 15)
Basic	$1.69	$1.43	$ 1.53	$ 1.59	$1.42	$ 4.64	$ 4.59
Diluted	1.68	1.42	1.53	1.59	1.42	4.63	4.56

The accompanying notes are an integral part of these interim consolidated financial statements.

36 • BMO Financial Group Third Quarter Report 2013

Interim Consolidated Financial Statements

Consolidated Statement of Comprehensive Income

(Unaudited) (Canadian $ in millions)	For the three months ended					For the nine months ended
	July 31, 2013	April 30, 2013	January 31, 2013	October 31, 2012	July 31, 2012	July 31, 2013	July 31, 2012
Net Income	$1,137	$975	$1,048	$1,082	$970	$3,160	$3,107
Other Comprehensive Income (Loss)
Net change in unrealized gains (losses) on available-for-sale securities
Unrealized gains (losses) on available-for-sale securities arising during the period (1)	(48)	(11)	(18)	22	26	(77)	2
Reclassification to earnings of (gains) losses in the period (2)	(2)	(28)	(15)	(39)	14	(45)	(42)
	(50)	(39)	(33)	(17)	40	(122)	(40)
Net change in unrealized gains (losses) on cash flow hedges
Gains (losses) on cash flow hedges arising during the period (3)	(231)	127	(58)	15	177	(162)	(77)
Reclassification to earnings of (gains) on cash flow hedges (4)	(31)	(37)	(34)	(40)	(29)	(102)	(67)
	(262)	90	(92)	(25)	148	(264)	(144)
Net gain (loss) on translation of net foreign operations
Unrealized gain (loss) on translation of net foreign operations	316	198	(34)	(63)	260	480	138
Impact of hedging unrealized gain (loss) on translation of net foreign operations (5)	(140)	(179)	19	17	(70)	(300)	(52)
	176	19	(15)	(46)	190	180	86
Other Comprehensive Income (Loss)	(136)	70	(140)	(88)	378	(206)	(98)
Total Comprehensive Income	$1,001	$1,045	$908	$994	$1,348	$2,954	$3,009
Attributable to:
Bank shareholders	985	1,027	890	976	1,329	2,902	2,953
Non-controlling interest in subsidiaries	16	18	18	18	19	52	56
Total Comprehensive Income	$1,001	$1,045	$908	$994	$1,348	$2,954	$3,009

(1)	Net of income tax (provision) recovery of $24, $6, $6, $(12), $(9) for the three months ended, and $36, $(1) for the nine months ended, respectively.
(2)	Net of income tax provision of $1, $13, $5, $14, $14 for the three months ended, and $19 and $25 for the nine months ended, respectively.
(3)	Net of income tax (provision) recovery of $82, $(42), $21, $(7), $(63) for the three months ended, and $61, $17 for the nine months ended, respectively.
(4)	Net of income tax provision of $14, $12, $12, $14, $9 for the three months ended, and $38, $24 for the nine months ended, respectively.
(5)	Net of income tax (provision) recovery of $50, $64, $(7), $(5), $24 for the three months ended, and $107, $18 for the nine months ended, respectively.

The accompanying notes are an integral part of these interim consolidated financial statements.

BMO Financial Group Third Quarter Report 2013 • 37

Interim Consolidated Financial Statements

Consolidated Balance Sheet

(Unaudited) (Canadian $ in millions)	As at
	July 31, 2013	April 30, 2013	January 31, 2013	October 31, 2012	July 31, 2012
Assets
Cash and Cash Equivalents	$33,079	$38,446	$31,519	$19,941	$33,592
Interest Bearing Deposits with Banks	7,531	6,230	6,149	6,341	5,995
Securities
Trading	72,491	73,246	73,580	70,109	70,045
Available-for-sale (Note 2)	50,679	45,920	52,541	56,382	59,297
Held-to-maturity	4,846	2,476	1,280	875	-
Other	831	814	961	958	877
	128,847	122,456	128,362	128,324	130,219
Securities Borrowed or Purchased Under Resale Agreements	53,749	59,478	52,957	47,011	47,453
Loans (Notes 3 and 6)
Residential mortgages	96,211	91,439	89,025	87,870	85,595
Consumer instalment and other personal	63,230	62,308	61,531	61,436	60,792
Credit cards	7,801	7,642	7,683	7,814	7,837
Businesses and governments	97,744	95,382	93,965	90,402	90,952
	264,986	256,771	252,204	247,522	245,176
Customers’ liability under acceptances	9,029	8,514	8,626	8,019	8,013
Allowance for credit losses (Note 3)	(1,658)	(1,725)	(1,672)	(1,706)	(1,755)
	272,357	263,560	259,158	253,835	251,434
Other Assets
Derivative instruments	31,638	43,063	42,548	48,071	52,263
Premises and equipment	2,132	2,149	2,165	2,120	2,059
Goodwill (Note 9)	3,840	3,778	3,728	3,717	3,732
Intangible assets	1,524	1,535	1,534	1,552	1,572
Current tax assets	1,304	1,527	1,391	1,293	1,141
Deferred tax assets	2,855	2,873	2,792	2,906	3,000
Other	10,475	10,163	9,962	10,338	9,788
	53,768	65,088	64,120	69,997	73,555
Total Assets	$549,331	$555,258	$542,265	$525,449	$542,248
Liabilities and Equity
Deposits (Note 10)
Banks	$21,362	$22,615	$22,586	$18,102	$23,314
Businesses and governments	213,213	213,134	207,058	186,570	183,698
Individuals	123,596	122,587	121,281	119,030	121,956
	358,171	358,336	350,925	323,702	328,968
Other Liabilities
Derivative instruments	32,959	44,011	43,516	48,736	53,132
Acceptances	9,029	8,514	8,626	8,019	8,013
Securities sold but not yet purchased	21,041	23,897	21,439	23,439	22,523
Securities lent or sold under repurchase agreements	47,596	39,005	37,709	39,737	47,145
Current tax liabilities	374	551	304	404	294
Deferred tax liabilities	131	149	163	171	191
Other	44,868	45,846	44,535	46,596	48,029
	155,998	161,973	156,292	167,102	179,327
Subordinated Debt	4,014	4,071	4,064	4,093	4,107
Capital Trust Securities (Note 11)	451	462	451	462	450
Equity
Share capital (Note 12)	14,264	14,279	14,492	14,422	14,213
Contributed surplus	321	320	214	213	216
Retained earnings	14,780	14,336	14,068	13,540	12,977
Accumulated other comprehensive income	274	410	340	480	568
Total shareholders’ equity	29,639	29,345	29,114	28,655	27,974
Non-controlling interest in subsidiaries	1,058	1,071	1,419	1,435	1,422
Total Equity	30,697	30,416	30,533	30,090	29,396
Total Liabilities and Equity	$549,331	$555,258	$542,265	$525,449	$542,248

The accompanying notes are an integral part of these interim consolidated financial statements.	Certain comparative figures have been reclassified to conform with the current period’s presentation.

38 • BMO Financial Group Third Quarter Report 2013

Interim Consolidated Financial Statements

Consolidated Statement of Changes in Equity

(Unaudited) (Canadian $ in millions)	For the three months ended		For the nine months ended
	July 31, 2013	July 31, 2012	July 31, 2013	July 31, 2012
Preferred Shares
Balance at beginning of period	$2,265	$2,465	$2,465	$2,861
Redeemed during the period	-	-	(200)	(396)
Balance at End of Period	2,265	2,465	2,265	2,465
Common Shares
Balance at beginning of period	12,014	11,568	11,957	11,332
Issued under the Shareholder Dividend Reinvestment and Share Purchase Plan	47	169	129	367
Issued on the Exchange of Shares of a Subsidiary Corporation	-	2	-	2
Repurchased for Cancellation (Note 12)	(75)	-	(149)	-
Issued under the Stock Option Plan	13	9	62	47
Balance at End of Period	11,999	11,748	11,999	11,748
Contributed Surplus
Balance at beginning of period	320	215	213	113
Stock option expense/exercised	1	1	1	7
Foreign exchange on redemption of preferred shares	-	-	107	96
Balance at End of Period	321	216	321	216
Retained Earnings
Balance at beginning of period	14,336	12,512	13,540	11,381
Net income attributable to Bank shareholders	1,121	951	3,108	3,051
Dividends – Preferred shares	(30)	(32)	(91)	(103)
– Common shares	(478)	(454)	(1,428)	(1,352)
Common shares repurchased for Cancellation (Note 12)	(169)	-	(349)	-
Balance at End of Period	14,780	12,977	14,780	12,977
Accumulated Other Comprehensive Income on Available-for-Sale Securities
Balance at beginning of period	193	242	265	322
Unrealized gains (losses) on available-for-sale securities arising during the period (1)	(48)	26	(77)	2
Reclassification to earnings of (gains) losses in the period (2)	(2)	14	(45)	(42)
Balance at End of Period	143	282	143	282
Accumulated Other Comprehensive Income on Cash Flow Hedges
Balance at beginning of period	140	19	142	311
Gains (losses) on cash flow hedges arising during the period (3)	(231)	177	(162)	(77)
Reclassification to earnings of (gains) on cash flow hedges (4)	(31)	(29)	(102)	(67)
Balance at End of Period	(122)	167	(122)	167
Accumulated Other Comprehensive Income on Translation of Net Foreign Operations
Balance at beginning of period	77	(71)	73	33
Unrealized gain on translation of net foreign operations	316	260	480	138
Impact of hedging unrealized (loss) on translation of net foreign operations (5)	(140)	(70)	(300)	(52)
Balance at End of Period	253	119	253	119
Total Accumulated Other Comprehensive Income	274	568	274	568
Total Shareholders’ Equity	$29,639	$27,974	$29,639	$27,974
Non-controlling Interest in Subsidiaries
Balance at beginning of period	1,071	1,441	1,435	1,483
Net income attributable to non-controlling interest	16	19	52	56
Dividends to non-controlling interest	(32)	(32)	(68)	(68)
Preferred share redemption	-	-	(359)	-
Other	3	(6)	(2)	(49)
Balance at End of Period	1,058	1,422	1,058	1,422
Total Equity	$30,697	$29,396	$30,697	$29,396

(1)	Net of income tax (provision) recovery of $24, $(9), $36, $(1) for the three and nine months ended, respectively.
(2)	Net of income tax provision of $1, $14, $19, $25 for the three and nine months ended, respectively.
(3)	Net of income tax (provision) recovery of $82, $(63), $61, $17 for the three and nine months ended, respectively.
(4)	Net of income tax provision of $14, $9, $38, $24 for the three and nine months ended, respectively.
(5)	Net of income tax recovery of $50, $24, $107, $18 for the three and nine months ended, respectively.

The accompanying notes are an integral part of these interim consolidated financial statements.

BMO Financial Group Third Quarter Report 2013 • 39

Interim Consolidated Financial Statements

Consolidated Statement of Cash Flows

(Unaudited) (Canadian $ in millions)	For the three months ended		For the nine months ended
	July 31, 2013	July 31, 2012	July 31, 2013	July 31, 2012
Cash Flows from Operating Activities
Net Income	$1,137	$970	$3,160	$3,107
Adjustments to determine net cash flows provided by (used in) operating activities
Impairment write-down of securities, other than trading	10	2	19	5
Net (gain) on securities, other than trading	(10)	(16)	(94)	(101)
Net (increase) decrease in trading securities	1,016	1,645	(1,924)	(123)
Provision for credit losses (Note 3)	77	237	400	573
Change in derivative instruments – (increase) decrease in derivative asset	12,462	(5,769)	18,059	2,161
– increase (decrease) in derivative liability	(12,149)	6,769	(17,345)	2,743
Amortization of premises and equipment	88	90	267	269
Amortization of intangible assets	90	86	262	251
(Increase) decrease in deferred income tax asset	65	(115)	118	401
(Decrease) in deferred income tax liability	(18)	(16)	(41)	(123)
Decrease in current income tax asset	287	1,077	110	199
(Decrease) in current income tax liability	(191)	(725)	(44)	(296)
Change in accrued interest – decrease in interest receivable	60	182	200	89
– (decrease) in interest payable	(89)	(107)	(222)	(186)
Changes in other items and accruals, net	(859)	(1,230)	(110)	(4,761)
Net increase (decrease) in deposits	(3,601)	10,667	29,891	24,220
Net (increase) in loans	(4,106)	(5,685)	(12,423)	(12,109)
Net increase (decrease) in securities sold but not yet purchased	(2,991)	(1,412)	(2,550)	2,299
Net increase in securities lent or sold under repurchase agreements	8,024	931	7,000	15,411
Net (increase) decrease in securities borrowed or purchased under resale agreements	3,662	(3,991)	(8,515)	(9,710)
Net Cash Provided by Operating Activities	2,964	3,590	16,218	24,319
Cash Flows from Financing Activities
Net increase (decrease) in liabilities of subsidiaries, other than deposits	19	24	(176)	(281)
Proceeds from issuance (maturities) of Covered Bonds (Note 10)	-	-	(1,354)	2,000
Repayment of subordinated debt	-	(1,200)	-	(1,200)
Redemption of securities of a subsidiary (Note 12)	-	-	(359)	-
Redemption of preferred shares (Note 12)	-	-	(200)	(396)
Redemption of Capital Trust Securities (Note 11)	-	-	-	(400)
Proceeds from issuance of common shares	15	12	67	53
Common shares repurchased for cancellation (Note 12)	(244)	-	(498)	-
Cash dividends paid	(456)	(318)	(1,388)	(1,092)
Dividends paid to non-controlling interest	(32)	(32)	(68)	(68)
Net Cash (Used In) Financing Activities	(698)	(1,514)	(3,976)	(1,384)
Cash Flows from Investing Activities
Net (increase) decrease in interest bearing deposits with banks	(1,199)	1,063	(1,052)	(11)
Purchases of securities, other than trading	(12,105)	(9,978)	(24,602)	(29,590)
Maturities of securities, other than trading	3,969	3,291	10,780	9,272
Proceeds from sales of securities, other than trading	1,125	2,815	15,074	12,268
Premises and equipment – net purchases	(58)	(105)	(243)	(260)
Purchased and developed software – net purchases	(61)	(93)	(182)	(245)
Acquisitions (Note 8)	-	(20)	140	(20)
Net Cash (Used in) Investing Activities	(8,329)	(3,027)	(85)	(8,586)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	696	426	981	(433)
Net Increase (Decrease) in Cash and Cash Equivalents	(5,367)	(525)	13,138	13,916
Cash and Cash Equivalents at Beginning of Period	38,446	34,117	19,941	19,676
Cash and Cash Equivalents at End of Period	$33,079	$33,592	$33,079	$33,592
Represented by:
Cash and non-interest bearing deposits with Bank of Canada and other banks	$31,557	$32,498	$31,557	$32,498
Cheques and other items in transit, net	1,522	1,094	1,522	1,094
	$33,079	$33,592	$33,079	$33,592
Supplemental Disclosure of Cash Flow Information:
Net cash provided by operating activities include:
Amount of Interest paid in the period	$1,233	$1,328	$3,623	$3,758
Amount of Income taxes paid (received) in the period	$29	$(10)	$505	$449
Amount of interest and dividend income received in the period	$3,324	$3,601	$9,991	$10,245

The accompanying notes are an integral part of these interim consolidated financial statements.	Certain comparative figures have been reclassified to conform with the current period’s presentation.

40 • BMO Financial Group Third Quarter Report 2013

 Notes to Consolidated Financial Statements

  July 31, 2013 (Unaudited)

  Note 1: Basis of Presentation

Bank of Montreal (the “bank”) is a public company incorporated in Canada having its registered office in Montreal, Canada. The bank is a highly diversified financial services provider and provides a broad range of retail banking, wealth management and investment banking products and services.

These interim consolidated financial statements were prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. We also comply with interpretations of International Financial Reporting Standards (“IFRS”) by our regulator, the Office of the

Superintendent of Financial Institutions of Canada (“OSFI”). These interim consolidated financial statements should be read in conjunction with the notes to our annual consolidated financial statements for the year ended October 31, 2012 as set out on pages 124 to 181 of our 2012 Annual Report.

During the quarter ended July 31, 2013, there were no changes in our IFRS accounting policies.

These interim consolidated financial statements were authorized for issue by the Board of Directors on August 27, 2013.

  Note 2: Securities

Unrealized Gains and Losses

The following table summarizes the unrealized gains and losses on available-for-sale securities:

(Canadian $ in millions)	July 31, 2013				October 31, 2012
	Amortized cost	Gross unrealized gains (2)	Gross unrealized losses (2)	Fair Value	Amortized cost	Gross unrealized gains (2)	Gross unrealized losses (2)	Fair Value
Issued or guaranteed by:
Canadian federal government	12,648	113	6	12,755	17,050	265	38	17,277
Canadian provincial and municipal government	3,332	15	34	3,313	2,642	39	1	2,680
U.S. federal government	5,275	5	–	5,280	10,010	89	–	10,099
U.S. states, municipalities and agencies	4,958	41	22	4,977	4,390	83	11	4,462
Other government	6,272	5	19	6,258	6,591	10	5	6,596
Mortgage-backed securities and collateralized mortgage obligations – Canada (1)	1,699	–	–	1,699	432	3	–	435
Mortgage-backed securities and collateralized mortgage obligations – U.S.	5,880	29	28	5,881	5,705	78	10	5,773
Corporate debt	9,275	97	18	9,354	7,724	169	18	7,875
Corporate equity	1,092	71	1	1,162	1,129	59	3	1,185
Total	50,431	376	128	50,679	55,673	795	86	56,382
(1)	These amounts are supported by insured mortgages.
(2)	Unrealized gains and losses may be offset by related losses (gains) on liabilities or hedge contracts.

BMO Financial Group Third Quarter Report 2013 • 41

Note 3: Loans and Allowance for Credit Losses

Allowance for Credit Losses

The allowance for credit losses recorded in our Consolidated Balance Sheet is maintained at a level that we consider adequate to absorb credit-related losses on our loans, customers’ liability under acceptances and other credit instruments. The portion related to other credit instruments is recorded in other liabilities in our Consolidated Balance Sheet. As at July 31, 2013, there was a $261 million ($218 million as at July 31, 2012) allowance for credit losses related to other credit instruments included in other liabilities.

A continuity of our allowance for credit losses is as follows:

(Canadian $ in millions)
	Residential mortgages		Credit card, consumer instalment and other personal loans		Business and government loans		Customers’ liability under acceptances		Total
For the three months ended	July 31, 2013	July 31, 2012	July 31, 2013	July 31, 2012	July 31, 2013	July 31, 2012	July 31, 2013	July 31, 2012	July 31, 2013	July 31, 2012
Specific Allowance at beginning of period	81	60	68	59	387	419	–	–	536	538
Specific provision for credit losses	30	43	141	169	(114)	17	–	–	57	229
Recoveries	7	4	39	39	183	153	–	–	229	196
Write-offs	(24)	(36)	(174)	(209)	(112)	(164)	–	–	(310)	(409)
Foreign exchange and other	(6)	6	(4)	6	(57)	(78)	–	–	(67)	(66)
Specific Allowance at end of period	88	77	70	64	287	347	–	–	445	488

Collective Allowance at beginning of period	50	42	613	633	751	764	23	26	1,437	1,465
Collective provision for credit losses	47	(2)	15	(23)	(44)	35	2	(2)	20	8
Foreign exchange and other	–	–	–	–	17	12	–	–	17	12
Collective Allowance at end of period	97	40	628	610	724	811	25	24	1,474	1,485
Total Allowance	185	117	698	674	1,011	1,158	25	24	1,919	1,973
Comprised of: Loans	167	110	698	674	768	947	25	24	1,658	1,755
Other credit instruments	18	7	–	–	243	211	–	–	261	218

(Canadian $ in millions)
	Residential mortgages		Credit card, consumer instalment and other personal loans		Business and government loans		Customers’ liability under acceptances		Total
For the nine months ended	July 31, 2013	July 31, 2012	July 31, 2013	July 31, 2012	July 31, 2013	July 31, 2012	July 31, 2013	July 31, 2012	July 31, 2013	July 31, 2012
Specific Allowance at beginning of period	76	74	62	59	338	426	–	–	476	559
Specific provision for credit losses	94	85	462	513	(146)	(52)	–	–	410	546
Recoveries	15	54	111	118	444	444	–	–	570	616
Write-offs	(79)	(126)	(558)	(620)	(307)	(438)	–	–	(944)	(1,184)
Foreign exchange and other	(18)	(10)	(7)	(6)	(42)	(33)	–	–	(67)	(49)
Specific Allowance at end of period	88	77	70	64	287	347	–	–	445	488

Collective Allowance at beginning of period	47	36	624	565	759	817	30	34	1,460	1,452
Collective provision for credit losses	50	4	4	45	(59)	(12)	(5)	(10)	(10)	27
Foreign exchange and other	–	–	–	–	24	6	–	–	24	6
Collective Allowance at end of period	97	40	628	610	724	811	25	24	1,474	1,485
Total Allowance	185	117	698	674	1,011	1,158	25	24	1,919	1,973
Comprised of: Loans	167	110	698	674	768	947	25	24	1,658	1,755
Other credit instruments	18	7	–	–	243	211	–	–	261	218

Interest income on impaired loans of $35 million and $104 million, respectively, was recognized for the three and nine months ended July 31, 2013 ($39 million and $112 million, respectively, for the three and nine months ended July 31, 2012).

42 • BMO Financial Group Third Quarter Report 2013

FDIC Covered Loans

Certain loans acquired as part of our acquisition of AMCORE Bank are subject to a loss share agreement with the Federal Deposit Insurance Corporation (“FDIC”). Under this agreement, the FDIC reimburses us for 80% of the net losses we incur on the covered loans.

For the three and nine months ended July 31, 2013, we recorded net recoveries of $14 million and $23 million, respectively, related to AMCORE loans (net provisions for credit losses of $1 million and $2 million, respectively, for the three and nine months ended July 31, 2012). These amounts are net of the amounts expected to be reimbursed by the FDIC on the covered loans.

Purchased Performing Loans

For performing loans with fixed terms, the future credit mark is fully amortized to net interest income over the expected life of the loan using the effective interest method. The impact to net interest income for the three and nine months ended July 31, 2013 was $10 million and $40 million ($22 million and $83 million for the three and nine months ended July 31, 2012). The incurred credit losses are re-measured at each reporting period, with any increases recorded in the provision for credit losses. Decreases in incurred credit losses will be recorded in the provision for credit losses until the accumulated collective allowance is exhausted. Any additional decrease will be recorded in net interest income. The impact of the re-measurement of incurred credit losses for performing loans with fixed terms for the three and nine months ended July 31, 2013 was $nil and $nil in provision for credit losses and $35 million and $140 million in net interest income respectively ($nil and $nil in provision for credit losses and $6 million and $64 million in net interest income, respectively, for the three and nine months ended July 31, 2012).

For performing loans with revolving terms, the incurred and future credit marks are amortized into net interest income on a straight line basis over the contractual terms of the loans. The impact to net interest income of such amortization for performing loans with revolving terms for the three and nine months ended July 31, 2013 was $30 million and $100 million, respectively ($42 million and $142 million, respectively, for the three and nine months ended July 31, 2012).

As performing loans are repaid, the related remaining unamortized credit marks are recorded as net interest income during the period in which the cash is received. The impact to net interest income as a result of repayments for the three and nine months ended July 31, 2013 was $55 million and $188 million, respectively ($117 million and $232 million, respectively, for the three and nine months ended July 31, 2012).

Actual specific provisions for credit losses relating to these performing loans will be recorded as they arise in a manner that is consistent with our accounting policy for loans we originate. The total specific provision for credit losses impact for purchased performing loans for the three and nine months ended July 31, 2013 was $44 million and $191 million ($113 million and $188 million for the three and nine months ended July 31, 2012).

As at July 31, 2013, the remaining amount of purchased performing loans on the balance sheet was $17.9 billion ($21.1 billion as at October 31, 2012). As at July 31, 2013, the remaining credit mark on performing term loans, revolving loans and other performing loans was $489 million, $185 million and $11 million, respectively ($849 million, $301 million, and $23 million, respectively as at October 31, 2012). Of the total credit mark for performing loans of $685 million, $382 million represents the future credit mark that will be amortized over the remaining life of the portfolio. The remaining $303 million represents the incurred credit mark and will be re-measured each reporting period.

Purchased Credit Impaired Loans (“PCI Loans”)

Subsequent to the acquisition date, we regularly re-evaluate what we expect to collect on the PCI loans. Increases in expected cash flows will result in a recovery in the specific provision for credit losses and either a reduction in any previously recorded allowance for credit losses or, if no allowance exists, an increase in the current carrying value of the purchased credit impaired loans. Decreases in expected cash flows will result in a charge to the specific provision for credit losses and an increase in the allowance for credit losses. The impact of these evaluations for the three and nine month periods ended July 31, 2013 was $140 million and $306 million recovery of specific provision for credit losses ($118 million and $377 million recovery for the three and nine months ended July 31, 2012.

As at July 31, 2013, the remaining amount of purchased credit impaired loans on the balance sheet was $0.8 billion ($1.2 billion as at October 31, 2012). As at July 31, 2013, the remaining credit mark related to purchased credit impaired loans was $237 million ($445 million as at October 31, 2012).

Unfunded Commitments and Letters of Credit Acquired

As part of our purchase of Marshall and Ilsley Corporation (“M&I”) we recorded a liability related to unfunded commitments and letters of credit.

As at July 31, 2013, the remaining credit mark on unfunded commitments and letters of credit acquired was $32 million ($99 million as at October 31, 2012).

BMO Financial Group Third Quarter Report 2013 • 43

Note 4: Risk Management

We have an enterprise-wide approach to the identification, measurement, monitoring and management of risks faced across the organization. The key financial instrument risks are classified as credit and counterparty, market, and liquidity and funding risk.

Credit and Counterparty Risk

We are exposed to credit risk from the possibility that counterparties may default on their financial obligations to us. Credit risk arises predominantly with respect to loans, debt securities, over-the-counter derivatives and other credit instruments. This is the most significant measurable risk that we face.

Market Risk

Market risk is the potential for adverse changes in the value of our assets and liabilities resulting from changes in market variables such as interest rates, foreign exchange rates, equity and commodity prices and their implied volatilities, and credit spreads, as well as the risk of credit migration and default. We incur market risk in our trading and underwriting activities and structural banking activities.

Liquidity and Funding Risk

Liquidity and funding risk is the potential for loss in the event that we are unable to meet our financial commitments in a timely manner at reasonable prices as our commitments come due. It is our policy to ensure that sufficient liquid assets and funding capacity are available to meet financial commitments, including liabilities to depositors and suppliers, and lending, investment and pledging commitments, even in times of stress. Managing liquidity and funding risk is essential to maintaining both depositor confidence and stability in earnings.

Key measures as at July 31, 2013 are outlined in the Risk Management section on pages 11 to 16 of Management’s Discussion and Analysis of the Third Quarter Report to Shareholders.

Note 5: Guarantees

In the normal course of business we enter into a variety of guarantees. The most significant guarantees are as follows:

Standby Letters of Credit and Guarantees

Standby letters of credit and guarantees represent our obligation to make payments to third parties on behalf of another party if that party is unable to make the required payments or meet other contractual requirements. The maximum amount payable under standby letters of credit and guarantees totalled $12,853 million as at July 31, 2013 ($11,851 million as at October 31, 2012). The majority have a term of one year or less. Collateral requirements for standby letters of credit and guarantees are consistent with our collateral requirements for loans. A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.

As at July 31, 2013, $41 million ($29 million as at October 31, 2012) was included in other liabilities related to guaranteed parties that were unable to meet their obligation to third parties (See Note 3).

Backstop and Other Liquidity Facilities

Backstop liquidity facilities are provided to asset-backed commercial paper (“ABCP”) programs administered by either us or third parties as an alternative source of financing in the event that such programs are unable to access ABCP markets or when predetermined performance measures of the financial assets owned by these programs are not met. The terms of the backstop liquidity facilities do not require us to advance money to these programs in the event of bankruptcy of the borrower. The facilities’ terms are generally no longer than one year, but can be several years.

The maximum amount payable under these backstop and other liquidity facilities totalled $4,662 million as at July 31, 2013 ($4,467 million as at October 31, 2012). As at July 31, 2013, $170 million was outstanding from facilities drawn in accordance with the terms of the backstop liquidity facilities ($107 million as at October 31, 2012).

Credit Enhancement Facilities

Where warranted, we provide partial credit enhancement facilities to transactions within ABCP programs administered by either us or third parties. Credit enhancement facilities are included in backstop liquidity facilities.

Senior Funding Facilities

In addition to our investment in the notes subject to the Montreal Accord, we have provided a senior loan facility of $238 million as at July 31, 2013 ($295 million as at October 31, 2012). No amounts were drawn as at July 31, 2013 or October 31, 2012.

Derivatives

Certain of our derivative instruments meet the accounting definition of a guarantee when they require the issuer to make payments to reimburse the holder for a loss incurred because a debtor fails to make payment when due under the terms of a debt instrument. In order to reduce our exposure to these derivatives, we enter into contracts that hedge the related risks.

Written credit default swaps require us to compensate a counterparty following the occurrence of a credit event in relation to a specified reference obligation, such as a bond or a loan. The maximum amount payable under credit default swaps is equal to their notional amount of $14,768 million as at July 31, 2013 ($24,126 million as at October 31, 2012). The terms of these contracts range from less than one year to 10 years. The fair value of the related derivative liabilities included in derivative instruments in our Consolidated Balance Sheet was $99 million as at July 31, 2013 ($156 million as at October 31, 2012).

44 • BMO Financial Group Third Quarter Report 2013

Exchange and Clearinghouse Guarantees

We are a member of several securities and futures exchanges and clearinghouses. Membership in certain of these organizations may require us to pay a pro rata share of the losses incurred by the organization in the event of default of another member. Such obligations vary with different organizations. These obligations may be limited to members who dealt with the defaulting member, an amount related to our contribution to a member’s guarantee fund, or an amount specified in the membership agreement. It is difficult to estimate our maximum exposure under these membership agreements, since this would require an assessment of future claims that may be made against us that have not yet occurred. Based on historical experience, we expect the risk of loss to be remote.

Indemnification Agreements

In the normal course of operations, we enter into various agreements that provide general indemnifications. These indemnifications typically occur in connection with sales of assets, securities offerings, service contracts, membership agreements, clearing arrangements, derivatives contracts and leasing transactions. We also have a securities lending business that lends securities owned by clients to borrowers who have been evaluated for credit risk using the same credit risk process that is applied to loans and other credit assets. In connection with these activities, we provide an indemnification to lenders against losses resulting from the failure of the borrower to return loaned securities when due. All borrowings are fully collateralized with cash or marketable securities. As securities are loaned, we require borrowers to maintain collateral which is equal to or in excess of 100% of the fair value of the securities borrowed. The collateral is revalued on a daily basis. The amount of securities loaned subject to indemnification was $4,643 million as at July 31, 2013 ($4,343 million as at October 31, 2012). No amount was included in our Consolidated Balance Sheet as at July 31, 2013 and October 31, 2012 related to these indemnifications.

Note 6: Securitization

Periodically, we securitize loans to obtain alternate sources of funding. Securitization involves selling loans to trusts (“securitization vehicles”),

which buy the loans and then issue either interest bearing or discounted investor certificates.

The following table shows the carrying amounts related to securitization activities with third parties that are recorded on our Consolidated Balance Sheet, together with the associated liabilities, for each category of asset on the balance sheet:

(Canadian $ in millions)		July 31, 2013	(1) (2)		October 31, 2012
	Carrying amount of assets	Associated liabilities		Carrying amount of assets	Associated liabilities
Available-for-sale securities	-			428
Residential mortgages	9,425			9,020
	9,425			9,448
Other Related Assets	11,483			11,105
Total	20,908	20,456		20,553	20,312
(1)	The fair value of the securitized assets is $21,097 million and the fair value of the associated liabilities is $20,648 million, for a net position of $449 million. Securitized assets are those which we have transferred to third parties, including other related assets.
(2)	During the three and nine months ended July 31, 2013, we sold $1,560 million and $5,509 million of loans to third-party securitization programs ($1,628 million and $4,894 million for the three and nine months ended July 31, 2012).

Certain comparative figures have been reclassified to conform with current period’s presentation.

The other related assets represent payments received on account of loans pledged under securitization that have not been applied against the associated liabilities. The payments received are held on behalf of the investors in the securitization vehicles until principal payments are required to be made on the associated liabilities. In order to compare all assets supporting the associated liabilities, this amount is added to the carrying value of the securitized assets in the above table.

BMO Financial Group Third Quarter Report 2013 • 45

Note 7: Special Purpose Entities

Total assets in our unconsolidated special purpose entities (“SPEs”) and our exposure to losses are summarized in the following table:

(Canadian $ in millions)	July 31, 2013							October 31, 2012
	Exposure to loss						Total assets	Exposure to loss						Total assets
	Undrawn facilities	(1)	Drawn facilities and loans provided	Securities held	Derivative assets	Total		Undrawn facilities	(1)	Drawn facilities and loans provided	Securities held	Derivative assets	Total
Unconsolidated SPEs
Canadian customer securitization vehicles (2)	3,897		-	133	2	4,032	2,949	3,691		-	118	-	3,809	2,697
Structured finance vehicles	na		na	12,018	-	12,018	32,879	na		na	10,324	-	10,324	26,500
Total	3,897		-	12,151	2	16,050	35,828	3,691		-	10,442	-	14,133	29,197
(1)	These facilities are backstop liquidity facilities provided to our Canadian customer securitization vehicles. None of the backstop liquidity facilities provided to our Canadian customer securitization vehicles related to credit support as at July 31, 2013 and October 31, 2012.
(2)	Securities held that are issued by our Canadian customer securitization vehicles are comprised of asset-backed commercial paper and are classified as trading securities and available-for-sale securities. Assets held by all these vehicles relate to assets in Canada.

na - not applicable

Total assets in our consolidated SPEs and our exposure to losses are summarized in the following table:

(Canadian $ in millions)	July 31, 2013							October 31, 2012
	Exposure to loss						Total assets	Exposure to loss						Total assets
	Undrawn facilities	Drawn facilities and loans provided	Securities held	Derivative assets	Total	(1)		Undrawn facilities	Drawn facilities and loans provided	Securities held	Derivative assets	Total	(1)
Consolidated SPEs
Canadian customer securitization vehicles	1	-	757	-	758		757	7	-	574	-	581		574
U.S customer securitization vehicle	4,176	29	-	1	4,206		2,802	4,144	58	-	2	4,204		3,378
Bank securitization vehicles (2)	-	-	1,500	-	1,500		5,750	-	-	192	-	192		5,323
Credit protection vehicle (3)	354	-	1,398	38	1,790		2,226	522	-	1,385	104	2,011		2,226
Structured investment vehicles (4)	-	-	-	-	-		209	40	1,440	-	1	1,481		1,597
Capital and funding trusts	3,074	9,531	842	43	13,490		13,278	2,973	11,132	842	91	15,038		14,972
Total	7,605	9,560	4,497	82	21,744		25,022	7,686	12,630	2,993	198	23,507		28,070
(1)	We consolidate the SPEs in the table and as a result, all intercompany balances and transactions between us and the consolidated SPEs are eliminated upon consolidation.
(2)	Included in other liabilities is $4,291 million of term asset-backed securities funding our bank securitization vehicles ($5,186 million as at October 31, 2012).
(3)	Total assets include cash and interest bearing deposits of $2,226 million and securities of $nil million ($2,069 million and $157 million, respectively as at October 31, 2012).
(4)	The liquidity facility provided to our structured investment vehicle was fully paid off in the three months ended July 31, 2013.

46 • BMO Financial Group Third Quarter Report 2013

Note 8: Acquisitions

The cost of an acquisition is measured at the fair value of the consideration, including contingent consideration. Acquisition-related costs are recognized as an expense in the period in which they are incurred. The acquired identifiable assets, liabilities and contingent consideration are measured at their fair values at the date of acquisition. Goodwill is measured as the excess of the aggregate of the consideration transferred over the net of the amounts of identifiable assets acquired and liabilities assumed. The results of operations of acquired businesses are included in our consolidated financial statements beginning on the date of acquisition.

Aver Media LP (“Aver”)

On April 1, 2013, we completed the acquisition of the assets of Aver Media LP, a private Canadian-based film and TV media lending company for cash consideration of $260 million, subject to a post-closing adjustment based on net assets, plus contingent consideration of approximately $10 million to be paid over the next eighteen months. Acquisition costs of $1 million were expensed in non-interest expense, other in our Consolidated Statement of Income. This asset acquisition is predominantly of the Aver loan portfolio which provides us with additional opportunities to grow our commercial loan business by expanding our presence in the film and television production industry. Goodwill related to this acquisition is deductible for tax purposes. As part of this acquisition, we acquired a customer relationship intangible asset which is being amortized on an accelerated basis over 10 years. Aver is part of our P&C Canada reporting segment. The acquisition was accounted for as a business combination.

Asian Wealth Management Business (“AWMB”)

On January 25, 2013, the bank completed the acquisition of an Asian- based wealth management business for cash consideration of $33 million. During the quarter ended April 30, 2013, the purchase price increased from $33 million to $34 million due to a post-closing adjustment based upon working capital. Acquisition costs of $4 million were expensed in non-interest expense, other in our Consolidated Statement of Income. The business provides private banking services to high net worth individuals in the Asia-Pacific region and provides an important opportunity for us to expand our offering to high net worth individuals in this region. Goodwill related to this acquisition is deductible for tax purposes. As part of this acquisition, we acquired a customer relationship intangible asset which is being amortized on a straight-line basis over 15 years, and software intangible assets which are being amortized over their remaining useful lives. Asian Wealth Management Business is part of our Private Client Group reporting segment.

CTC Consulting, LLC (“CTC”)

On June 11, 2012, we completed the acquisition of United States-based CTC Consulting, LLC for cash consideration of $20 million. During the year ended October 31, 2012, we increased the purchase price by $1 million to $21 million based on a revaluation of equity. Acquisition costs of less than $1 million were expensed in non-interest expense, other in our Consolidated Statement of Income. The acquisition of CTC will help us to expand and enhance our manager research and advisory capabilities and investment offering to ultra-high-net-worth clients and select multi-family offices and wealth advisors. This will allow us to further strengthen and expand our presence in the United States. As part of this acquisition, we acquired a customer relationship intangible asset which is being amortized on an accelerated basis over 15 years. Goodwill related to this acquisition is not deductible for tax purposes. CTC is part of our Private Client Group reporting segment.

The estimated fair values of the assets acquired and the liabilities assumed at the date of acquisition are as follows:

(Canadian $ in millions)		2013	2012

	Aver	AWMB	CTC
Cash resources	-	434	2
Loans	232	311	-
Premises and equipment	-	1	1
Goodwill	20	16	7
Intangible assets	16	17	11
Other assets	3	2	2
Total assets	271	781	23
Deposits	-	746	-
Other liabilities	1	1	2
Total liabilities	1	747	2
Purchase price	270	34	21

The allocation of the purchase price for Aver and AWMB is subject to refinement as we complete the valuation of the assets acquired and liabilities assumed.

BMO Financial Group Third Quarter Report 2013 • 47

COFCO Trust Co. (“COFCO”)

On August 1, 2012, we acquired a 19.99% interest in COFCO Trust Co., a subsidiary of COFCO Group, one of China’s largest state-owned enterprises with operations across a variety of sectors, including agriculture and financial services. We recorded our investment in COFCO at cost and adjust our investment for our proportionate share of any net income or loss, other comprehensive income or loss and dividends.

The investment provides an important opportunity for us to expand our offering to high net worth and institutional clients in China. COFCO Trust Co. is part of our Private Client Group reporting segment.

Note 9: Goodwill

When we complete an acquisition, we allocate the purchase price paid to the assets acquired, including identifiable intangible assets and the liabilities assumed. Any excess of the consideration transferred over the fair value of those net assets is considered to be goodwill. Goodwill is not amortized.

There were no write-downs of goodwill due to impairment during the three and nine months ended July 31, 2013 and the year ended October 31, 2012.

A continuity of our goodwill by cash generating unit for the quarter ended July 31, 2013 and the year ended October 31, 2012 is as follows:

(Canadian $ in millions)					Personal and Commercial Banking									Private Client Group	BMO Capital Markets		Total
	P&C Canada		P&C U.S.		Total	Client Investing		Global Asset Management	*	Private Banking		Insurance		Total	Total
Goodwill as at October 31, 2011	122		2,545		2,667	68		377		344		2		791	191		3,649
Acquisitions during the year	-		-		-	-		-		7		-		7	-		7
Other (1)	-		48		48	-		4		6		-		10	3		61
Goodwill as at October 31, 2012	122		2,593		2,715	68		381		357		2		808	194		3,717
Acquisitions during the period	20		-		20	-		-		16		-		16	-		36
Other (1)	-		70		70	-		3		11		-		14	3		87
Goodwill as at July 31, 2013	142	(2)	2,663	(3)	2,805	68	(4)	384	(5)	384	(6)	2	(7)	838	197	(8)	3,840
(1)	Other changes in goodwill included the effects of translating goodwill denominated in foreign currencies into Canadian dollars and purchase accounting adjustments related to prior-year purchases.
(2)	Relates primarily to Moneris Solutions Corporation, bcpbank Canada, Diners Club, and Aver Media LP.
(3)	Relates primarily to New Lenox State Bank, First National Bank of Joliet, Household Bank branches, Mercantile Bancorp, Inc., Villa Park Trust Savings Bank, First National Bank & Trust, Ozaukee Bank, Merchants and Manufacturers Bancorporation, Inc., AMCORE and M&I.
(4)	Relates to BMO Nesbitt Burns Inc.
(5)	Relates to Guardian Group of Funds Ltd., Pyrford International plc, Integra GRS, LGM and M&I.
(6)	Relates primarily to Harris myCFO, Inc., Stoker Ostler Wealth Advisors, Inc., M&I, CTC Consulting LLC and AWMB.
(7)	Relates to AIG.
(8)	Relates to Gerard Klauer Mattison Co., Inc., BMO Nesbitt Burns Inc, Griffin, Kubik, Stephens & Thompson, Inc., Paloma Securities LLC and M&I.

*	formerly, Investment Products

48 • BMO Financial Group Third Quarter Report 2013

Note 10: Deposits

	Payable on demand				Payable after notice		Payable on a fixed date (3)		Total
(Canadian $ in millions)	Interest bearing		Non-interest bearing
	July 31, 2013	October 31, 2012	July 31, 2013	October 31, 2012	July 31, 2013	October 31, 2012	July 31, 2013	October 31, 2012	July 31, 2013	October 31, 2012
Deposits by:
Banks	890	2,116	901	611	3,582	2,653	15,989	12,722	21,362	18,102
Businesses and governments	12,565	12,205	23,611	21,431	51,572	49,208	125,465	103,726	213,213	186,570
Individuals	2,781	2,545	11,091	10,388	69,414	63,770	40,310	42,327	123,596	119,030
Total (1) (2)	16,236	16,866	35,603	32,430	124,568	115,631	181,764	158,775	358,171	323,702
Booked In
Canada	14,805	16,011	24,764	24,280	74,646	65,810	102,231	97,243	216,446	203,344
United States	872	596	10,719	8,007	49,273	48,968	64,326	49,614	125,190	107,185
Other Countries	559	259	120	143	649	853	15,207	11,918	16,535	13,173
Total	16,236	16,866	35,603	32,430	124,568	115,631	181,764	158,775	358,171	323,702
(1)	Includes structured notes designated at fair value through profit or loss.
(2)	As at July 31, 2013 and October 31, 2012, total deposits payable on a fixed date included $20,707 million and $17,613 million, respectively, of federal funds purchased and commercial paper issued and other deposit liabilities. Included in deposits as at July 31, 2013 and October 31, 2012 are $176,274 million and $146,003 million, respectively, of deposits denominated in U.S. dollars, and $3,075 million and $4,777 million, respectively, of deposits denominated in other foreign currencies.
(3)	Includes $158,358 million of deposits, each greater than one hundred thousand dollars, of which $84,099 million were booked in Canada, $59,053 million were booked in the United States and $15,206 million were booked in other countries ($134,146 million, $79,223 million, $43,005 million and $11,918 million, respectively, in October 31, 2012). Of the $84,099 million of deposits booked in Canada $34,455 million mature in less than three months, $2,767 mature in three to six months, $6,062 million mature in six to 12 months and $40,815 million mature after 12 months ($79,223 million, $35,023 million, $5,250 million, $7,979 million and $30,971 million, respectively, in October 31, 2012). We have liquid assets of $178,002 million to support these and other deposit liabilities ($163,740 million in October 31, 2012). A portion of these liquid assets have been pledged.

Certain comparative figures have been reclassified to conform with current period’s presentation.

During the quarter ended January 31, 2013, the €1,000,000 4.25% Covered Bond-Series 1 deposit matured.

During the quarter ended January 31, 2012, we issued US$2.0 billion Covered Bond-Series 5. This deposit pays interest of 1.95% and matures on January 30, 2017.

Deposits payable on demand are comprised primarily of our customers’ chequing accounts, some of which we pay interest on. Our customers need not notify us prior to withdrawing money from their chequing accounts.

Deposits payable after notice are comprised primarily of our customers’ savings accounts, on which we pay interest.

Deposits payable on a fixed date are comprised of:

•

Various investment instruments purchased by our customers to earn interest over a fixed period, such as term deposits and guaranteed investment certificates. The terms of these deposits can vary from one day to 10 years.

•

Federal funds purchased, which are overnight borrowings of other banks’ excess reserve funds at a United States Federal Reserve Bank. As at July 31, 2013, we had borrowed $637 million of federal funds ($1,674 million as at October 31, 2012).

•	Commercial paper, which totalled $4,761 million as at July 31, 2013 ($4,513 million as at October 31, 2012).
•	Covered bonds, which totalled $7,856 million as at July 31, 2013 ($9,053 million as at October 31, 2012).

Note 11: Capital Trust Securities

During the quarters ended July 31, 2013 and 2012, we did not issue or redeem any Capital Trust Securities.

During the quarter ended January 31, 2012, we redeemed all of our BMO Capital Trust Securities – Series C (“BMO BOaTs – Series C”) at a redemption amount equal to $1,000 for an aggregate redemption of $400 million, plus unpaid distributions which had been declared.

BMO Financial Group Third Quarter Report 2013 • 49

Note 12: Share Capital

During the quarter ended July 31, 2013 and 2012, we did not issue or redeem any preferred shares.

During the quarter ended April 30, 2013, we redeemed all of our Non-cumulative Class B Preferred Shares Series 5, at a redemption price of $25.00 per share plus declared and unpaid dividends up to but excluding the date fixed for redemption.

During the quarter ended April 30, 2013, we redeemed all of the outstanding 7 3/8 % Noncumulative Exchangeable Preferred Stock, Series A, issued by one of our subsidiaries at a redemption price equal to US$25 per share for an aggregate redemption of US$250 million, plus unpaid dividends up to the date of redemption. Prior to the redemption, these preferred shares were reported in our Consolidated Balance Sheet as non-controlling interest in subsidiaries. We recognized a gain of $107 million in contributed surplus related to foreign exchange on redemption of preferred shares.

On February 1, 2013, we commenced a normal course issuer bid effective for one year. Under this bid, we may repurchase up to 15,000,000 common shares.

During the quarter ended April 30, 2013, we repurchased 4,000,000 common shares at an average cost of $63.59 per share, totalling $254 million, approximately 0.62% of our common shares then outstanding.

During the quarter ended July 31, 2013, we repurchased 4,000,000 common shares at an average cost of $61.07 per share, totalling $244 million, approximately 0.62% of our common shares then outstanding.

During the quarter ended July 31, 2012, we did not repurchase any shares under our previous normal course issuer bid.

On July 22, 2013, the Bank announced that it did not intend to exercise its right to redeem the currently outstanding Non-Cumulative 5-Year Rate Reset Class B Preferred Shares, Series 16 (Series 16 preferred shares) on August 25, 2013. As a result, subject to certain conditions, the holders of the Series 16 Preferred Shares had the right, at their option, to elect by August 12, 2013, to convert all or part of their Series 16 Preferred Shares on a one-for-one basis into Non-Cumulative Floating Rate Class B Preferred Shares, Series 17 (Series 17 preferred shares), effective August 26, 2013. As a result, approximately 6.3 million Series 16 and approximately 5.7 million Series 17 preferred shares will be outstanding for the 5-year period commencing on August 26, 2013, and ending on August 25, 2018.

Share Capital Outstanding (1)

(Canadian $ in millions, except as noted)	July 31, 2013		October 31, 2012
	Number of shares	Amount	Number of shares	Amount	Convertible into…
Preferred Shares – Classified as Equity
Class B – Series 5	-	-	8,000,000	200	-
Class B – Series 13	14,000,000	350	14,000,000	350	-
Class B – Series 14	10,000,000	250	10,000,000	250	-
Class B – Series 15	10,000,000	250	10,000,000	250	-
Class B – Series 16	12,000,000	300	12,000,000	300	preferred shares – class B – series 17 (2)
Class B – Series 18	6,000,000	150	6,000,000	150	preferred shares – class B – series 19 (2)
Class B – Series 21	11,000,000	275	11,000,000	275	preferred shares – class B – series 22 (2)
Class B – Series 23	16,000,000	400	16,000,000	400	preferred shares – class B – series 24 (2)
Class B – Series 25	11,600,000	290	11,600,000	290	preferred shares – class B – series 26 (2)
		2,265		2,465
Common Shares (3)	645,938,545	11,999	650,729,644	11,957
Share Capital		14,264		14,422
(1)	For additional information refer to Notes 20 and 22 to our consolidated financial statements for the year ended October 31, 2012 on pages 156 to 160 of our 2012 Annual Report.
(2)	If converted, the holders have the option to convert back to the original preferred shares on subsequent redemption dates.
(3)	The stock options issued under the stock option plan are convertible into16,278,284 common shares as at July 31, 2013 (15,801,966 common shares as at October 31, 2012).

Note 13: Capital Management

Our objective is to maintain a strong capital position in a cost-effective structure that: considers our target regulatory capital ratios and internal assessment of required economic capital; is consistent with our targeted credit ratings; underpins our operating groups’ business strategies; and builds depositor confidence and long-term shareholder value.

We have met OSFI’s stated “all-in” target capital ratios requirement as at July 31, 2013. Our capital position as at July 31, 2013 is detailed in the Capital Management section on pages 18 to 20 of Management’s Discussion and Analysis of the Third Quarter Report to Shareholders.

50 • BMO Financial Group Third Quarter Report 2013

Note 14: Employee Compensation

Stock Options

During the nine months ended July 31, 2013, we granted a total of 2,003,446 stock options (2,526,345 stock options during the nine months ended July 31, 2012). The weighted-average fair value of options granted during the nine months ended July 31, 2013 was $5.29 per option ($5.54 per option for the nine months ended July 31, 2012).

To determine the fair value of the stock option tranches (i.e. the 25% portion that vests each year) on the grant date, the following ranges of values were used for each option pricing assumption:

For stock options granted during the nine months ended	July 31, 2013	July 31, 2012
Expected dividend yield	6.0%-6.2%	6.8%-7.2%
Expected share price volatility	18.1%-18.6%	21.3%-22.3%
Risk-free rate of return	1.7%-1.9%	1.5%-1.8%
Expected period until exercise (in years)	5.5-7.0	5.5-7.0

Changes to the input assumptions can result in different fair value estimates.

Pension and Other Employee Future Benefit Expenses

Pension and other employee future benefit expenses are determined as follows:

(Canadian $ in millions)
	Pension benefit plans		Other employee future benefit plans
For the three months ended	July 31, 2013	July 31, 2012	July 31, 2013	July 31, 2012
Benefits earned by employees	60	50	7	5
Interest cost on accrued benefit liability	65	67	12	13
Actuarial loss recognized in expense	5	-	-	-
Expected return on plan assets	(82)	(79)	(2)	(2)
Benefits expense	48	38	17	16
Canada and Quebec pension plan expense	16	16	-	-
Defined contribution expense	2	2	-	-
Total pension and other employee future benefit expenses	66	56	17	16

(Canadian $ in millions)
	Pension benefit plans		Other employee future benefit plans
For the nine months ended	July 31, 2013	July 31, 2012	July 31, 2013	July 31, 2012
Benefits earned by employees	172	142	20	14
Interest cost on accrued benefit liability	194	199	38	39
Actuarial loss recognized in expense	13	1	-	-
Plan amendment costs recognized in expense	-	-	(2)	(2)
Expected return on plan assets	(246)	(236)	(5)	(4)
Benefits expense	133	106	51	47
Canada and Quebec pension plan expense	57	56	-	-
Defined contribution expense	7	7	-	-
Total pension and other employee future benefit expenses	197	169	51	47

BMO Financial Group Third Quarter Report 2013 • 51

Note 15: Earnings Per Share

The following tables present the bank’s basic and diluted earnings per share:

Basic earnings per share

(Canadian $ in millions, except as noted)	For the three months ended		For the nine months ended
	July 31, 2013	July 31, 2012	July 31, 2013	July 31, 2012
Net income attributable to Bank shareholders	1,121	951	3,108	3,051
Dividends on preferred shares	(30)	(32)	(91)	(103)
Net income available to common shareholders	1,091	919	3,017	2,948
Average number of common shares outstanding (in thousands)	647,045	645,715	649,913	642,748
Basic earnings per share (Canadian $)	1.69	1.42	4.64	4.59

Diluted earnings per share

(Canadian $ in millions, except as noted)	For the three months ended		For the nine months ended
	July 31, 2013	July 31, 2012	July 31, 2013	July 31, 2012
Net income available to common shareholders adjusted for dilution effect	1,091	919	3,017	2,957
Average number of common shares outstanding (in thousands)	647,045	645,715	649,913	642,748
Convertible shares	-	75	-	4,054
Stock options potentially exercisable (1)	10,655	5,161	10,731	6,781
Common shares potentially repurchased	(9,363)	(4,111)	(9,412)	(5,550)
Average diluted number of common shares outstanding (in thousands)	648,337	646,840	651,232	648,033
Diluted earnings per share (Canadian $)	1.68	1.42	4.63	4.56
(1)	In computing diluted earnings per share we excluded average stock options outstanding of 3,172,149 and 3,238,414 with a weighted-average exercise price of $180.69 and $180.29, respectively, for the three months and nine months ended July 31, 2013 (9,143,126 and 6,328,013 with a weighted-average exercise price of $107.49 and $132.92, respectively, for the three months and nine months ended July 31, 2012) as the average share price for the period did not exceed the exercise price.

Basic Earnings per Share

Our basic earnings per share is calculated by dividing our net income, after deducting total preferred shares dividends, by the daily average number of fully paid common shares outstanding throughout the period.

Diluted Earnings per Share

Diluted earnings per share represents what our earnings per share would have been if instruments convertible into common shares that had the impact of reducing our earnings per share had been converted either at the beginning of the year for instruments that were outstanding at the beginning of the year or from the date of issue for instruments issued during the year.

Convertible Shares

In determining diluted earnings per share, we increase net income available to common shareholders by dividends paid on convertible preferred shares and interest on capital trust securities as these distributions would not have been paid if the instruments had been converted at the beginning of the year.

Similarly, we increase the average number of common shares outstanding by the number of shares that would have been issued had the conversion taken place at the beginning of the year, or on the date of issue if later.

Employee Stock Options

In determining diluted earnings per share, we increase the average number of common shares outstanding by the number of shares that would have been issued if all stock options with a strike price below the average share price for the year had been exercised. When performance targets have not been met, affected options are excluded from the calculation. We also decrease the average number of common shares outstanding by the number of our common shares that we could have repurchased if we had used the proceeds from the exercise of stock options to repurchase them on the open market at the average share price for the period. We do not adjust for stock options with a strike price above the average share price for the year because including them would increase our earnings per share, not dilute it.

52 • BMO Financial Group Third Quarter Report 2013

Note 16: Operating and Geographic Segmentation

Operating Groups

We conduct our business through three operating groups, each of which has a distinct mandate. We determine our operating groups based on our management structure and therefore these groups, and results attributed to them, may not be comparable with those of other financial services companies. We evaluate the performance of our groups using measures such as net income, revenue growth, return on equity, net economic profit and non-interest expense-to-revenue (productivity) ratio, as well as cash operating leverage.

Personal and Commercial Banking

Personal and Commercial Banking (“P&C”) is comprised of two operating segments: Personal and Commercial Banking Canada and Personal and Commercial Banking U.S.

Personal and Commercial Banking Canada

Personal and Commercial Banking Canada (“P&C Canada”) offers a broad range of products and services in two customer segments – personal banking and commercial banking. These include financial solutions for everyday banking, financing, investing, credit cards and creditor insurance, as well as a variety of commercial products and financial advisory services. We deliver services through our network of BMO Bank of Montreal branches, telephone, online and mobile banking platforms, and automated banking machines (“ABMs”), supported by a highly skilled sales force that includes mortgage specialists, financial planners, small business bankers and commercial specialists.

Personal and Commercial Banking U.S.

Personal and Commercial Banking U.S. (“P&C U.S.”) offers a broad range of products and services to individuals and small and mid-sized business customers. We deliver services through our network of BMO Harris Bank branches, contact centre, online and mobile banking platforms, and ABMs across eight states. We deliver financial expertise to our commercial banking customers through a broad range of lending and treasury management services and products, offering in-depth, specific industry knowledge and strategic capital markets solutions.

Private Client Group

Private Client Group (“PCG”), our group of wealth management businesses, serves a full range of client segments from mainstream to ultra-high net worth and institutional, with a broad offering of wealth management products and solutions, including insurance products. PCG operates in Canada and the United States, as well as in Asia and Europe.

BMO Capital Markets

BMO Capital Markets (“BMO CM”) is a full-service North American financial services provider offering equity and debt underwriting, corporate lending and project financing, mergers and acquisitions advisory services, securitization, treasury management, market risk management, debt and equity research, and institutional sales and trading. BMO CM operates in North America and in various locations around the world.

Corporate Services

Corporate Services consists of Corporate Units and Technology and Operations.

    Corporate Units provide enterprise-wide expertise and governance support in a variety of areas, including strategic planning, risk management, finance, legal and compliance, marketing, communications and human resources.

    Technology and Operations (T&O) manages, maintains and provides governance over information technology, operations services, real estate and sourcing for BMO Financial Group.

    The costs of Corporate Units and T&O services are largely transferred to the three client operating groups (P&C, PCG and BMO Capital Markets), and only relatively minor amounts are retained in Corporate Services results. As such, Corporate Services operating results largely reflect the impact of certain asset-liability management activities, the elimination of taxable equivalent adjustments, the results from certain impaired asset portfolios, the recovery of provisions for credit losses on the M&I purchased credit impaired loan portfolio, credit related items on the M&I purchased performing loan portfolio, run-off structured credit activities, M&I integration costs, M&I acquisition-related costs, adjustments to the collective allowance for credit losses and restructuring costs.

Basis of Presentation

The results of these operating segments are based on our internal financial reporting systems. The accounting policies used in these segments are generally consistent with those followed in the preparation of our consolidated financial statements as disclosed in Note 1 and throughout the consolidated financial statements. A notable accounting measurement difference is the taxable equivalent basis adjustment as described below.

Taxable Equivalent Basis

We analyze net interest income on a taxable equivalent basis (“teb”) at the operating group level. This basis includes an adjustment which increases GAAP revenues and the GAAP provision for income taxes by an amount that would raise revenues on certain tax-exempt securities to a level that incurs tax at the statutory rate. The operating groups’ teb adjustments are eliminated in Corporate Services.

Inter-Group Allocations

Various estimates and allocation methodologies are used in the preparation of the operating groups’ financial information. We allocate expenses directly related to earning revenue to the groups that earned the related revenue. Expenses not directly related to earning revenue, such as overhead expenses, are allocated to operating groups using allocation formulas applied on a consistent basis. Operating group net interest income reflects internal funding charges and credits on the groups’ assets, liabilities and capital, at market rates, taking into account relevant terms and currency considerations. The offset of the net impact of these charges and credits is reflected in Corporate Services.

BMO Financial Group Third Quarter Report 2013 • 53

    During the quarter ended January 31, 2013, we changed the way we evaluate our operating segments to reflect the provision for credit losses on an actual loss basis. The change in allocation methodology enhances the assessment of performance against our peer group. Previously, provisions for credit losses were allocated to each group based on an expected losses basis for that group, with the difference between expected losses and actual losses reported in Corporate Services. Prior period results have been restated to reflect this change.

Geographic Information

We operate primarily in Canada and the United States but we also have operations in the United Kingdom, Europe, the Caribbean and Asia, which are grouped in Other Countries. We allocate our results by geographic region based on the location of the unit responsible for managing the related assets, liabilities, revenues and expenses, except for the consolidated provision for credit losses, which is allocated based upon the country of ultimate risk.

    During the quarter ended January 31, 2013, we refined our methodology for the allocation of revenue in Corporate Services by geographic region. As a consequence, we have reallocated certain revenue of prior periods from Canada to the United States.

54 • BMO Financial Group Third Quarter Report 2013

Our results and average assets, grouped by operating segment, are as follows:

(Canadian $ in millions)
For the three months ended July 31, 2013 (1)	P&C Canada	P&C U.S.	PCG	BMO CM	Corporate Services (2)	Total
Net interest income	1,125	593	146	354	(72)	2,146
Non-interest revenue	495	140	723	515	31	1,904
Total Revenue	1,620	733	869	869	(41)	4,050
Provision for credit losses	126	40	(1)	2	(90)	77
Amortization	42	41	19	14	62	178
Non-interest expense	779	425	566	500	94	2,364
Income before taxes and non-controlling interest in subsidiaries	673	227	285	353	(107)	1,431
Provision for income taxes	176	74	67	73	(96)	294
Reported net income	497	153	218	280	(11)	1,137
Non-controlling interest in subsidiaries	-	-	-	-	16	16
Net Income attributable to bank shareholders	497	153	218	280	(27)	1,121
Average Assets	179,730	65,254	22,472	246,402	41,860	555,718
Goodwill (As At)	142	2,663	838	197	-	3,840

For the three months ended July 31, 2012 (1)	P&C Canada	P&C U.S.	PCG	BMO CM	Corporate Services (2)	Total
Net interest income	1,093	618	133	319	62	2,225
Non-interest revenue	469	139	546	489	10	1,653
Total Revenue	1,562	757	679	808	72	3,878
Provision for credit losses	147	76	5	-	9	237
Amortization	38	49	17	10	62	176
Non-interest expense	752	428	529	472	127	2,308
Income before taxes and non-controlling interest in subsidiaries	625	204	128	326	(126)	1,157
Provision for income taxes	166	65	19	76	(139)	187
Reported net income	459	139	109	250	13	970
Non-controlling interest in subsidiaries	-	-	-	-	19	19
Net Income attributable to bank shareholders	459	139	109	250	(6)	951
Average Assets	163,648	61,987	20,719	259,055	48,813	554,222
Goodwill (As At)	123	2,606	809	194	-	3,732

(Canadian $ in millions)
For the nine months ended July 31, 2013 (1)	P&C Canada	P&C U.S.	PCG	BMO CM	Corporate Services (2)	Total
Net interest income	3,286	1,787	418	951	18	6,460
Non-interest revenue	1,429	428	1,995	1,672	91	5,615
Total Revenue	4,715	2,215	2,413	2,623	109	12,075
Provision for credit losses	408	127	2	(19)	(118)	400
Amortization	123	128	60	34	184	529
Non-interest expense	2,305	1,242	1,680	1,498	446	7,171
Income before taxes and non-controlling interest in subsidiaries	1,879	718	671	1,110	(403)	3,975
Provision for income taxes	494	228	149	245	(301)	815
Reported net income	1,385	490	522	865	(102)	3,160
Non-controlling interest in subsidiaries	-	-	-	-	52	52
Net Income attributable to bank shareholders	1,385	490	522	865	(154)	3,108
Average Assets	175,209	63,738	21,939	250,083	44,085	555,054
Goodwill (As At)	142	2,663	838	197	-	3,840

For the nine months ended July 31, 2012 (1)	P&C Canada	P&C U.S.	PCG	BMO CM	Corporate Services (2)	Total
Net interest income	3,277	1,860	428	920	178	6,663
Non-interest revenue	1,377	422	1,692	1,455	345	5,291
Total Revenue	4,654	2,282	2,120	2,375	523	11,954
Provision for credit losses	469	199	11	10	(116)	573
Amortization	115	142	49	29	185	520
Non-interest expense	2,258	1,297	1,608	1,406	448	7,017
Income before taxes and non-controlling interest in subsidiaries	1,812	644	452	930	6	3,844
Provision for income taxes	479	204	92	223	(261)	737
Reported net income	1,333	440	360	707	267	3,107
Non-controlling interest in subsidiaries	-	-	-	-	56	56
Net Income attributable to bank shareholders	1,333	440	360	707	211	3,051
Average Assets	160,108	61,782	20,104	252,048	49,531	543,573
Goodwill (As At)	123	2,606	809	194	-	3,732

(1) Operating groups report on a taxable equivalent basis – see Basis of Presentation section.     (2) Corporate Services includes Technology and Operations.

Prior periods have been restated to give effect to the current period’s organizational structure and presentation changes.

BMO Financial Group Third Quarter Report 2013 • 55

Our results and average assets, allocated by geographic region, are as follows:

(Canadian $ in millions)
For the three months ended July 31, 2013	Canada	United States	Other Countries	Total
Net interest income	1,331	789	26	2,146
Non-interest revenue	1,337	480	87	1,904
Total Revenue	2,668	1,269	113	4,050
Provision for credit losses	144	(67)	-	77
Amortization	107	66	5	178
Non-interest expense	1,422	874	68	2,364
Income before taxes and non-controlling interest in subsidiaries	995	396	40	1,431
Provision for income taxes	173	122	(1)	294
Reported net income	822	274	41	1,137
Non-controlling interest in subsidiaries	14	2	-	16
Net Income attributable to bank shareholders	808	272	41	1,121
Average Assets	342,370	193,142	20,206	555,718
Goodwill (As At)	466	3,280	94	3,840

For the three months ended July 31, 2012	Canada	United States	Other Countries	Total
Net interest income	1,338	869	18	2,225
Non-interest revenue	1,075	494	84	1,653
Total Revenue	2,413	1,363	102	3,878
Provision for credit losses	105	134	(2)	237
Amortization	100	73	3	176
Non-interest expense	1,358	887	63	2,308
Income before taxes and non-controlling interest in subsidiaries	850	269	38	1,157
Provision for income taxes	141	54	(8)	187
Reported net income	709	215	46	970
Non-controlling interest in subsidiaries	14	5	-	19
Net Income attributable to bank shareholders	695	210	46	951
Average Assets	338,213	195,293	20,716	554,222
Goodwill (As At)	447	3,192	93	3,732

(Canadian $ in millions)
For the nine months ended July 31, 2013	Canada	United States	Other Countries	Total
Net interest income	3,902	2,503	55	6,460
Non-interest revenue	3,944	1,383	288	5,615
Total Revenue	7,846	3,886	343	12,075
Provision for credit losses	448	(47)	(1)	400
Amortization	319	200	10	529
Non-interest expense	4,349	2,625	197	7,171
Income before taxes and non-controlling interest in subsidiaries	2,730	1,108	137	3,975
Provision for income taxes	516	303	(4)	815
Reported net income	2,214	805	141	3,160
Non-controlling interest in subsidiaries	41	11	-	52
Net Income attributable to bank shareholders	2,173	794	141	3,108
Average Assets	343,183	191,409	20,462	555,054
Goodwill (As At)	466	3,280	94	3,840

For the nine months ended July 31, 2012	. Canada	United States	Other Countries	Total
Net interest income	3,944	2,676	43	6,663
Non-interest revenue	3,530	1,413	348	5,291
Total Revenue	7,474	4,089	391	11,954
Provision for credit losses	456	119	(2)	573
Amortization	297	217	6	520
Non-interest expense	4,200	2,655	162	7,017
Income before taxes and non-controlling interest in subsidiaries	2,521	1,098	225	3,844
Provision for income taxes	448	295	(6)	737
Reported net income	2,073	803	231	3,107
Non-controlling interest in subsidiaries	41	15	-	56
Net Income attributable to bank shareholders	2,032	788	231	3,051
Average Assets	329,923	193,183	20,467	543,573
Goodwill (As At)	447	3,192	93	3,732

Prior periods have been restated to give effect to the current period’s organizational structure and presentation changes.

56 • BMO Financial Group Third Quarter Report 2013

Note 17: Financial Instruments

Book Value and Fair Value of Financial Instruments

Set out in the following table are the amounts that would be reported if all of our financial instrument assets and liabilities were reported at their fair values. Refer to the notes to our annual consolidated financial statements for the year ended October 31, 2012 on pages 170 to 176 for further discussion on the determination of fair value.

(Canadian $ in millions)	July 31, 2013					October 31, 2012
	Book value	Fair value	Fair value over (under) book value	Book value	Fair value	Fair value over (under) book value
Assets
Cash and cash equivalents	33,079	33,079	-	19,941	19,941	-
Interest bearing deposits with banks	7,531	7,531	-	6,341	6,341	-
Securities	128,847	129,160	313	128,324	128,492	168
Securities borrowed or purchased under resale agreements	53,749	53,749	-	47,011	47,011	-
Loans Residential mortgages	96,211	96,742	531	87,870	88,554	684
Consumer instalment and other personal	63,230	62,036	(1,194)	61,436	61,014	(422)
Credit cards	7,801	7,545	(256)	7,814	7,573	(241)
Businesses and governments	97,744	96,592	(1,152)	90,402	88,939	(1,463)
	264,986	262,915	(2,071)	247,522	246,080	(1,442)
Customers’ liability under acceptances	9,029	8,977	(52)	8,019	7,966	(53)
Allowance for credit losses (1)	(1,658)	-	1,658	(1,706)	-	1,706
Total loans and customers’ liability under acceptances, net of allowance for credit losses	272,357	271,892	(465)	253,835	254,046	211
Derivative instruments	31,638	31,638	-	48,071	48,071	-
Premises and equipment	2,132	2,132	-	2,120	2,120	-
Goodwill	3,840	3,840	-	3,717	3,717	-
Intangible assets	1,524	1,524	-	1,552	1,552	-
Current tax assets	1,304	1,304	-	1,293	1,293	-
Deferred tax assets	2,855	2,855	-	2,906	2,906	-
Other assets	10,475	10,475	-	10,338	10,338	-
	549,331	549,179	(152)	525,449	525,828	379
Liabilities
Deposits	358,171	358,299	128	323,702	323,949	247
Derivative instruments	32,959	32,959	-	48,736	48,736	-
Acceptances	9,029	9,029	-	8,019	8,019	-
Securities sold but not yet purchased	21,041	21,041	-	23,439	23,439	-
Securities lent or sold under repurchase agreements	47,596	47,596	-	39,737	39,737	-
Current tax liabilities	374	374	-	404	404	-
Deferred tax liabilities	131	131	-	171	171	-
Other liabilities	44,868	45,109	241	46,596	47,111	515
Subordinated debt	4,014	4,216	202	4,093	4,297	204
Capital trust securities	451	604	153	462	636	174
Total equity	30,697	30,697	-	30,090	30,090	-
	549,331	550,055	724	525,449	526,589	1,140
Total fair value adjustment			(572)			(761)
(1)	The allowance for credit losses is excluded from the calculation of the fair value of loans since the fair value already includes an adjustment for expected future losses on the loans.
Certain	comparative figures have been reclassified to conform with the current period’s presentation.

BMO Financial Group Third Quarter Report 2013 • 57

Financial Instruments Designated at Fair Value

A portion of our structured note liabilities has been designated at fair value through profit or loss and are accounted for at fair value, which aligns the accounting result with the way the portfolio is managed. The change in fair value of these structured notes was an increase in non-interest revenue, trading revenues of $44 million and $5 million, respectively, for the three and nine months ended July 31, 2013 (decrease of $4 million and an increase of $32 million, respectively, for the three and nine months ended July 31, 2012). This includes a decrease of $3 million and $38 million for the three and nine months ended July 31, 2013 attributable to changes in our credit spread (an increase of $24 million and a decrease of $7 million, respectively, for the three and nine months ended July 31, 2012). We recognized offsetting amounts on derivatives and other financial instrument contracts that are held to hedge changes in the fair value of these structured notes.

The change in fair value related to changes in our credit spread that has been recognized since they were designated at fair value through profit or loss to July 31, 2013 was an unrealized loss of $38 million. We may enter into positions to manage the exposure to changes in our credit spreads.

The fair value and amount due at contractual maturity of these structured notes as at July 31, 2013 were $5,319 million and $5,504 million, respectively ($4,950 million and $5,055 million, respectively, as at October 31, 2012). These structured notes are recorded in Deposits in our Consolidated Balance Sheet.

We designate certain securities held by our insurance subsidiaries that support our insurance liabilities at fair value through profit or loss since the actuarial calculation of insurance liabilities is based on the fair value of the investments supporting them. This designation aligns the accounting result with the way the portfolio is managed on a fair value basis and the change in fair value for both items is recorded in non-interest revenue, insurance income. The fair value of these investments as at July 31, 2013 of $5,831 million ($5,561 million as at October 31, 2012) is recorded in securities, trading in our Consolidated Balance Sheet. The impact of recording these investments at fair value through profit or loss were decreases of $319 million and $209 million in non-interest revenue, insurance income, respectively, for the three and nine months ended July 31, 2013 (an increase of $119 million and an increase of $252 million, respectively, for the three and nine months ended July 31, 2012). Changes in the insurance liability balances are also recorded in non-interest revenue, insurance income.

We designate the obligation related to certain annuity contracts at fair value through profit or loss, which eliminates a measurement inconsistency that would otherwise arise from measuring the annuity liabilities and offsetting changes in the fair value of the investments supporting them on a different basis. The fair value of these annuity liabilities as at July 31,

2013 of $333 million ($317 million as at October 31, 2012) is recorded in Other Liabilities in our Consolidated Balance Sheet. The change in fair value of these annuity liabilities resulted in an increase of $22 million and $4 million in non-interest revenue, insurance income, respectively for the three and nine months ended July 31, 2013 (decrease of $10 million and $21 million, respectively, for the three and nine months ended July 31, 2012). Changes in the fair value of investments backing these annuity liabilities are also recorded in non-interest revenue, insurance income.

We designate investments held by our credit protection vehicle and our structured investment vehicle at fair value through profit or loss, which aligns the accounting result with the way the portfolio is managed on a fair value basis. The fair value of these investments as at July 31, 2013 of $15 million ($1,849 million as at October 31, 2012) is recorded in securities, trading in our Consolidated Balance Sheet. The impact of recording these investments at fair value through profit or loss was a decrease in non-interest revenue, trading revenues of $12 million and $43 million for the three and nine months ended July 31, 2013, respectively (decrease of $13 million and an increase of $51 million, respectively, for the three and nine months ended July 31, 2012).

Note liabilities issued by our credit protection vehicle and our structured investment vehicle have been designated at fair value through profit or loss and are accounted for at fair value. This eliminates a measurement inconsistency that would otherwise arise from measuring the note liabilities and offsetting changes in the fair value of investments and derivatives on a different basis. The fair value of these note liabilities as at July 31, 2013 of $973 million ($946 million as at October 31, 2012) is recorded in Other Liabilities in our Consolidated Balance Sheet. The change in fair value of these note liabilities resulted in a decrease of $10 million and $22 million in non-interest revenue, trading revenues, respectively, for the three and nine months ended July 31, 2013 (decrease of $24 million and $132 million, respectively, for the three and nine months ended July 31, 2012).

We designate certain investments held in our merchant banking business at fair value through profit or loss, which aligns the accounting result with the way the portfolio is managed. The fair value of these investments as at July 31, 2013 of $496 million ($654 million as at October 31, 2012) is recorded in securities, other in our Consolidated Balance Sheet. The impact of recording these investments at fair value through profit or loss was a decrease in non-interest revenue, securities gains, other than trading of $5 million and $20 million, respectively, for the three and nine months ended July 31, 2013 (decrease of $14 million and $40 million, respectively, for the three and nine months ended July 31, 2012).

58 • BMO Financial Group Third Quarter Report 2013

Fair Value Hierarchy

We use a fair value hierarchy to categorize the inputs we use in valuation techniques to measure fair value. The extent of our use of quoted market prices (Level 1), internal models using observable market information as inputs (Level 2) and internal models without observable market information as inputs (Level 3) in the valuation of securities, fair value liabilities, derivative assets and derivative liabilities was as follows:

(Canadian $ in millions)	July 31, 2013			October 31, 2012
	Valued using quoted market prices	Valued using models (with observable inputs)	Valued using models (without observable inputs)	Valued using quoted market prices	Valued using models (with observable inputs)	Valued using models (without observable inputs)
Trading Securities
Issued or guaranteed by:
Canadian federal government	9,167	988	-	9,675	1,232	-
Canadian provincial and municipal government	2,813	3,142	-	2,615	2,827	73
U.S. federal government	5,249	-	-	7,052	-	-
U.S. states, municipalities and agencies	-	604	77	204	165	78
Other government	118	4	-	521	-	-
Mortgage-backed securities and collateralized mortgage obligations	276	425	-	361	777	372
Corporate debt	3,343	7,704	953	3,871	9,117	1,331
Corporate equity	25,919	11,709	-	19,822	10,016	-
	46,885	24,576	1,030	44,121	24,134	1,854
Available-for-Sale Securities
Issued or guaranteed by:
Canadian federal government	12,755	-	-	17,277	-	-
Canadian provincial and municipal government	2,422	891	-	2,080	600	-
U.S. federal government	5,280	-	-	10,099	-	-
U.S. states, municipalities and agencies	7	4,969	1	85	4,368	9
Other government	4,068	2,190	-	5,388	1,208	-
Mortgage-backed securities and collateralized mortgage obligations	2,026	5,554	-	3,140	3,068	-
Corporate debt	5,823	3,499	32	5,214	2,619	42
Corporate equity	91	152	919	106	137	942
	32,472	17,255	952	43,389	12,000	993
Other Securities	-	-	496	128	-	526
Fair Value Liabilities
Securities sold but not yet purchased	19,185	1,856	-	22,729	710	-
Structured notes liabilities and other note liabilities	-	6,292	-	-	5,896	-
Annuity liabilities	-	333	-	-	317	-
	19,185	8,481	-	22,729	6,923	-
Derivative Assets
Interest rate contracts	9	22,223	-	7	38,180	3
Foreign exchange contracts	18	7,800	-	35	8,010	-
Commodity contracts	809	111	-	1,132	100	-
Equity contracts	29	454	-	20	342	5
Credit default swaps	-	154	31	-	200	37
	865	30,742	31	1,194	46,832	45
Derivative Liabilities
Interest rate contracts	11	22,302	19	7	37,037	20
Foreign exchange contracts	13	7,450	-	9	7,496	2
Commodity contracts	725	148	-	1,463	278	-
Equity contracts	40	2,152	-	78	2,146	44
Credit default swaps	-	97	2	-	154	2
	789	32,149	21	1,557	47,111	68

Certain comparative figures have been reclassified to conform with the current period’s presentation.

BMO Financial Group Third Quarter Report 2013 • 59

Valuation Techniques and Significant Inputs

We determine the fair value of publicly traded fixed maturity and equity securities using quoted market prices in active markets (Level 1) when these are available. When quoted prices in active markets are not available, we determine the fair value of financial instruments using models such as discounted cash flows with observable market data for inputs such as yield and prepayment rates or broker quotes and other third-party vendor quotes (Level 2). Fair value may also be determined using models where the significant market inputs are unobservable due to inactive or minimal market activity (Level 3). We maximize the use of market inputs to the extent possible.

Our Level 2 trading securities are primarily valued using discounted cash flow models with observable spreads or based on broker quotes. The fair value of Level 2 available-for-sale securities is determined using discounted cash flow models with observable spreads or third-party vendor quotes. Level 2 structured note liabilities are valued using models with observable market information. Level 2 derivative assets and liabilities are valued using industry standard models and observable market information.

Sensitivity analysis at July 31, 2013 for the most significant Level 3 instruments, that is securities which represent greater than 10% of Level 3 instruments, is provided below.

Within Level 3 trading securities is corporate debt of $930 million that relates to securities that are hedged with total return swaps and credit default swaps that are also considered a Level 3 instrument. The sensitivity analysis for the structured product is performed on an aggregate basis and is described as part of the discussion on derivatives below.

Within Level 3 available-for-sale securities is corporate equity of $550 million that relates to United States Federal Reserve Banks and United States Federal Home Loan Banks that we hold to meet regulatory requirements in the United States and $369 million that relates to private equity investments. The valuation of these investments requires management judgement due to the absence of quoted market prices, the potential lack of liquidity and the long-term nature of such assets. Each quarter, the valuation of these investments is reviewed using relevant company-specific and industry data including historical and projected net income, credit and liquidity conditions and recent transactions, if any. Since the valuation of these investments does not use models, a sensitivity analysis on the category is not performed.

Within derivative assets and derivative liabilities as at July 31, 2013 was $31 million and $21 million, respectively, related to the mark-to-market of credit default swaps and total return swaps on structured products. We have determined the valuation of these derivatives and the related securities based on external price data obtained from brokers and dealers for similar structured products. Where external price information is not available, we use market-standard models to model the specific collateral composition and cash flow structure of the deal. Key inputs to the model are market spread data for each credit rating, collateral type and other relevant contractual features. The impact of assuming a 10 basis point increase or decrease in the market spread would result in a change in fair value of $(2) million and $2 million, respectively.

Significant Transfers

Transfers are made between the various fair value hierarchy levels due to changes in the availability of quoted market prices or observable market inputs due to changing market conditions. The following is a discussion of the more significant transfers between Level 1, Level 2 and Level 3 balances for the three months and nine months ended July 31, 2013.

During the three and nine months ended July 31, 2013, derivative liabilities of $62 million were transferred from Level 3 to Level 2 as market information became available for certain over-the-counter equity contracts.

During the nine months ended July 31, 2013, $16 million of trading mortgage-backed securities were transferred from Level 2 to Level 3 as a result of fewer available prices for these securities from third-party vendors during the three and nine months.

During the nine months ended July 31, 2013, $28 million of trading Canadian provincial and municipal securities, $29 million of available-for-sale corporate debt securities and $3 million of available-for-sale corporate equity securities were transferred from Level 3 to Level 2 as observable inputs became available.

Changes in Level 3 Fair Value Measurements

The table on the following page presents a reconciliation of all changes in Level 3 financial instruments during the three and nine months ended July 31, 2013, including realized and unrealized gains (losses) included in earnings and other comprehensive income.

60 • BMO Financial Group Third Quarter Report 2013

(Canadian $ in millions)
		Change in Fair Value
For the three months ended July 31, 2013	Balance April 30, 2013	Included in earnings	Included in other comprehensive income	Purchases	Sales	Maturities (1)	Transfers in/(out) of Level 3	Fair Value as at July 31, 2013	Unrealized Gains (losses) (2)
Trading Securities
Issued or guaranteed by:
Canadian provincial and municipal government	-	-	-	-	-	-	-	-	-
U.S. states, municipalities and agencies	76	1	-	-	-	-	-	77	-
Mortgage-backed securities and collateralized mortgage obligations	192	6	-	-	(192)	(6)	-	-	-
Corporate debt	1,076	24	-	-	(62)	(85)	-	953	25
Total trading securities	1,344	31	-	-	(254)	(91)	-	1,030	25
Available-for-Sale Securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	1	-	-	-	-	-	-	1	-
Corporate debt	35	-	-	-	(3)	-	-	32	-
Corporate equity	899	(7)	23	49	(45)	-	-	919	24
Total available-for-sale securities	935	(7)	23	49	(48)	-	-	952	24
Other Securities	488	4	-	47	(43)	-	-	496	5
Derivative Assets
Interest rate contracts	1	(1)	-	-		-	-	-	(1)
Equity contracts	-	-	-	-		-	-	-	-
Credit default swaps	36	(5)	-	-		-	-	31	(5)
Total derivative assets	37	(6)	-	-		-	-	31	(6)
Derivative Liabilities
Interest rate contracts	20	(1)	-	-		-	-	19	(1)
Equity contracts	62	-	-	-		-	(62)	-	-
Foreign exchange contracts	-	-	-	-		-	-	-	-
Credit default swaps	3	(1)	-	-		-	-	2	(1)
Total derivative liabilities	85	(2)	-	-		-	(62)	21	(2)

(1) Includes cash settlement of derivative assets and derivative liabilities.

(2) Unrealized gains or losses on trading securities, derivative assets and derivative liabilities still held on July 31, 2013 are included in earnings in the period. For available-for-sale securities, the unrealized gains or losses on securities still held on July 31, 2013 are included in Accumulated Other Comprehensive Income.

BMO Financial Group Third Quarter Report 2013 • 61

(Canadian $ in millions)
		Change in Fair Value
For the nine months ended July 31, 2013	Balance October 31, 2012	Included in earnings	Included in other comprehensive income	Purchases	Sales	Maturities (1)	Transfers in/(out) of Level 3	Fair Value as at July 31, 2013	Unrealized Gains (losses) (2)
Trading Securities
Issued or guaranteed by:
Canadian provincial and municipal government	73	1	-	-	(46)	-	(28)	-	-
U.S. states, municipalities and agencies	78	(1)	-	-	-	-	-	77	(1)
Mortgage-backed securities and collateralized mortgage obligations	372	28	-	-	(378)	(38)	16	-	-
Corporate debt	1,331	53	-	-	(226)	(205)	-	953	40
Total trading securities	1,854	81	-	-	(650)	(243)	(12)	1,030	39
Available-for-Sale Securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	9	-	-	-	(8)	-	-	1	-
Corporate debt	42	-	1	27	(7)	(2)	(29)	32	-
Corporate equity	942	(15)	30	90	(125)	-	(3)	919	29
Total available-for-sale securities	993	(15)	31	117	(140)	(2)	(32)	952	29
Other Securities	526	6	-	74	(110)	-	-	496	8
Derivative Assets
Interest rate contracts	3	(3)	-	-	-	-	-	-	(3)
Equity contracts	5	(1)	-	-	-	-	(4)	-	-
Credit default swaps	37	(6)	-	-	-	-	-	31	(6)
Total derivative assets	45	(10)	-	-	-	-	(4)	31	(9)
Derivative Liabilities
Interest rate contracts	20	(1)	-	-	-	-	-	19	1
Equity contracts	44	15	-	-	(3)	-	(56)	-	-
Foreign exchange contracts	2	-	-	-	-	-	(2)	-	-
Credit default swaps	2	-	-	-	-	-	-	2	-
Total derivative liabilities	68	14	-	-	(3)	-	(58)	21	1

(1) Includes cash settlement of derivative assets and derivative liabilities.

(2)  Unrealized gains or losses on trading securities, derivative assets and derivative liabilities still held on July 31, 2013 are included in earnings in the period. For available-for-sale securities, the unrealized gains or losses on securities still held on July 31, 2013 are included in Accumulated Other Comprehensive Income.

62 • BMO Financial Group Third Quarter Report 2013

Note 18: Contractual Maturities of Assets and Liabilities and Off-Balance Sheet Commitments

The tables below show the remaining contractual maturity of on-balance sheet assets and liabilities and off-balance sheet commitments. The contractual maturity of financial assets and liabilities is an input to but is not necessarily consistent with the expected maturity of assets and liabilities that is used in the management of liquidity and funding risk. We forecast asset and liability cashflows under both normal market conditions and under a number of stress scenarios to manage liquidity and funding risk. Stress scenarios include assumptions for loan repayments, deposit withdrawals, and credit commitment and liquidity facility drawdowns by counterparty and product type. Stress scenarios also consider the time horizon over which liquid assets can be monetized and the related haircuts and potential collateral requirements that may occur due to both market volatility and credit rating downgrades amongst other assumptions. For further details, see the Liquidity and Funding Risk Section on page 86 of the Bank’s 2012 Annual Report.

(Canadian $ in millions)	July 31, 2013
	0 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 3 years	3 to 5 years	Over 5 years	No maturity	Total
On-Balance Sheet Financial Instruments
Assets
Cash and cash equivalents	32,287	-	-	-	-	-	-	792	33,079
Interest bearing deposits with banks	7,531	-	-	-	-	-	-	-	7,531
Trading securities
Issued or guaranteed by:
Canadian federal government	1,020	398	369	1,682	3,612	850	2,224	-	10,155
Canadian provincial and municipal government	186	268	15	141	667	572	4,106	-	5,955
U.S. federal government	367	172	102	202	2,639	993	774	-	5,249
U.S. states, municipalities and agencies	10	4	-	-	291	90	286	-	681
Other government	-	-	-	-	74	48	-	-	122
Mortgage-backed securities and collateralized mortgage obligations	-	-	5	2	404	197	93	-	701
Corporate debt	1,006	305	83	207	1,884	2,029	6,486	-	12,000
Corporate equity	-	-	-	-	-	-	-	37,628	37,628
Total trading securities	2,589	1,147	574	2,234	9,571	4,779	13,969	37,628	72,491
Available-for-sale securities
Issued or guaranteed by:
Canadian federal government	978	2,184	948	407	4,243	3,850	145	-	12,755
Canadian provincial and municipal government	47	145	-	-	861	882	1,378	-	3,313
U.S. federal government	262	3	-	984	3,877	154	-	-	5,280
U.S. states, municipalities and agencies	1,133	332	39	37	1,031	303	2,102	-	4,977
Other government	371	603	262	624	2,250	2,148	-	-	6,258
Mortgage-backed securities and collateralized mortgage obligations - Canada	-	-	-	35	920	744	-	-	1,699
Mortgage-backed securities and collateralized mortgage obligations - U.S.	-	-	-	1	5	11	5,864	-	5,881
Corporate debt	180	184	144	47	4,410	4,163	226	-	9,354
Corporate equity	-	-	-	-	-	-	-	1,162	1,162
Total available-for-sale securities	2,971	3,451	1,393	2,135	17,597	12,255	9,715	1,162	50,679
Held-to-maturity securities
Issued or guaranteed by:
Canadian federal government	-	-	-	-	252	1,681	500	-	2,433
Canadian provincial and municipal government	-	-	-	-	361	1,193	542	-	2,096
Mortgage-backed securities and collateralized mortgage obligations	-	-	-	-	289	28	-	-	317
Total held-to-maturity securities	-	-	-	-	902	2,902	1,042	-	4,846
Other securities	-	-	17	-	26	11	17	760	831
Total securities	5,560	4,598	1,984	4,369	28,096	19,947	24,743	39,550	128,847

BMO Financial Group Third Quarter Report 2013 • 63

(Canadian $ in millions)	July 31, 2013
	0 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 3 years	3 to 5 years	Over 5 years	No maturity	Total
Securities borrowed or purchased under resale agreements	51,080	1,174	1,189	306	-	-	-	-	53,749
Loans
Residential mortgages	2,115	2,178	2,997	5,017	37,584	37,634	8,686	-	96,211
Consumer instalment and other personal	540	417	569	915	12,841	15,706	8,966	23,276	63,230
Credit Cards	-	-	-	-	-	-	-	7,801	7,801
Business and government	12,674	4,855	3,288	9,523	15,513	20,497	4,958	26,436	97,744
Customers’ liabilities under acceptances	9,029	-	-	-	-	-	-	-	9,029
Allowance for credit losses	-	-	-	-	-	-	-	(1,658)	(1,658)
Total loans and acceptances, net of allowance (1)	24,358	7,450	6,854	15,455	65,938	73,837	22,610	55,855	272,357
Other Assets
Derivative instruments
Interest rate contracts	230	124	284	371	5,155	5,615	10,453	-	22,232
Foreign exchange contracts	2,027	379	312	434	2,264	930	1,472	-	7,818
Commodity contracts	159	206	142	101	220	49	43	-	920
Equity contracts	75	46	90	50	167	55	-	-	483
Credit contracts	1	2	3	90	5	84	-	-	185
Total derivative assets	2,492	757	831	1,046	7,811	6,733	11,968	-	31,638
Premises and equipment	-	-	-	-	-	-	-	2,132	2,132
Goodwill	-	-	-	-	-	-	-	3,840	3,840
Intangible assets	-	-	-	-	-	-	-	1,524	1,524
Current tax assets	-	-	-	-	-	-	-	1,304	1,304
Deferred tax assets	-	-	-	-	-	-	-	2,855	2,855
Other	2,602	46	-	-	186	590	3,577	3,474	10,475
Total other assets	5,094	803	831	1,046	7,997	7,323	15,545	15,129	53,768
Total Assets	125,910	14,025	10,858	21,176	102,031	101,107	62,898	111,326	549,331
Liabilities and Equity
Deposits (2)
Banks	14,762	497	12	224	493	-	1	5,373	21,362
Business and government	61,280	8,109	3,505	7,928	23,227	16,986	4,430	87,748	213,213
Individuals	5,648	5,791	5,435	5,058	13,042	3,651	1,685	83,286	123,596
Total deposits	81,690	14,397	8,952	13,210	36,762	20,637	6,116	176,407	358,171
Other liabilities
Derivative instruments
Interest rate contracts	279	131	376	396	5,131	5,954	10,065	-	22,332
Foreign exchange contracts	2,141	490	423	341	2,261	717	1,090	-	7,463
Commodity contracts	78	165	94	90	357	54	35	-	873
Equity contracts	110	67	118	52	993	243	609	-	2,192
Credit contracts	1	2	2	66	3	25	-	-	99
Total derivative liabilities	2,609	855	1,013	945	8,745	6,993	11,799	-	32,959
Acceptances	9,029								9,029
Securities sold but not yet purchased	21,041	-	-	-	-	-	-	-	21,041
Securities lent or sold under repurchase agreements	46,772	824	-	-	-	-	-	-	47,596
Current tax liabilities	-	-	-	-	-	-	-	374	374
Deferred tax liabilities	-	-	-	-	-	-	-	131	131
Securitization and SPE liabilities	3,472	2,660	945	42	7,190	5,679	4,546	-	24,534
Other	7,105	46	51	15	403	3,425	1,918	7,371	20,334
Total other liabilities	90,028	4,385	2,009	1,002	16,338	16,097	18,263	7,876	155,998
Subordinated debt	-	-	-	-	-	100	3,914	-	4,014
Capital trust securities	-	-	-	-	-	-	451	-	451
Total Equity	-	-	-	-	-	-	-	30,697	30,697
Total Liabilities and Equity	171,718	18,782	10,961	14,212	53,100	36,834	28,744	214,980	549,331
(1)	Included in total loans and acceptances are $200,102 million, $67,728 million, and $6,185 million of loans originated in Canada, United States and Other countries, respectively.
(2)	Deposits payable on demand and payable after notice have been included as having “no maturity”.

(Canadian $ in millions)	July 31, 2013
	0 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 3 years	3 to 5 years	Over 5 years	No maturity	Total
Off-Balance Sheet Commitments
Commitments to extend credit (3)	3,460	2,102	2,103	5,244	26,686	24,009	3,663	-	67,267
Operating leases	73	70	69	65	469	332	606	-	1,684
Financial guarantee contracts (3)	4,643	-	-	-	-	-	-	-	4,643
Purchase obligations	237	242	242	241	1,509	556	117	-	3,144
(3)	A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.

64 • BMO Financial Group Third Quarter Report 2013

(Canadian $ in millions)	October 31, 2012
	0 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 3 years	3 to 5 years	Over 5 years	No maturity	Total
On-Balance Sheet Financial Instruments
Assets
Cash and cash equivalents	19,162	-	-	-	-	-	-	779	19,941
Interest bearing deposits with banks	6,341	-	-	-	-	-	-	-	6,341
Trading securities
Issued or guaranteed by:
Canadian federal government	1,624	1,247	146	774	2,465	1,598	3,053	-	10,907
Canadian provincial and municipal government	557	120	134	102	593	448	3,561	-	5,515
U.S. federal government	308	161	217	650	3,574	1,181	961	-	7,052
U.S. states, municipalities and agencies	-	-	-	-	139	89	219	-	447
Other government	8	81	-	-	141	291	-	-	521
Mortgage-backed securities and collateralized mortgage obligations	-	3	-	28	276	331	872	-	1,510
Corporate debt	1,175	383	340	584	1,791	2,833	7,213	-	14,319
Corporate equity	-	-	-	-	-	-	-	29,838	29,838
Total trading securities	3,672	1,995	837	2,138	8,979	6,771	15,879	29,838	70,109
Available-for-sale securities
Issued or guaranteed by:
Canadian federal government	5	505	1,670	1,251	8,230	5,616	-	-	17,277
Canadian provincial and municipal governments	44	250	56	16	509	856	949	-	2,680
U.S. federal government	1,021	-	3,024	-	3,725	2,329	-	-	10,099
U.S. states, municipalities and agencies	1,277	28	31	23	825	758	1,520	-	4,462
Other governments	1,203	1,864	650	289	1,758	832	-	-	6,596
Mortgage-backed securities and collateralized mortgage obligations - Canada	-	141	287	-	7	-	-	-	435
Mortgage-backed securities and collateralized mortgage obligations - U.S.	-	-	-	1	-	6	5,766	-	5,773
Corporate debt	204	63	64	20	3,344	3,714	466	-	7,875
Corporate equity	-	-	-	-	-	-	-	1,185	1,185
Total available-for-sale securities	3,754	2,851	5,782	1,600	18,398	14,111	8,701	1,185	56,382
Held-to-maturity securities
Issued or guaranteed by:
Canadian federal government	-	-	-	-	101	-	499	-	600
Canadian provincial and municipal government	-	-	-	-	-	275	-	-	275
Total held-to-maturity securities	-	-	-	-	101	275	499	-	875
Other securities	45	-	-	-	45	33	17	818	958
Total securities	7,471	4,846	6,619	3,738	27,523	21,190	25,096	31,841	128,324
Securities borrowed or purchased under resale agreements	44,107	2,282	622	-	-	-	-	-	47,011
Loans
Residential mortgages	1,705	1,617	2,135	2,081	33,833	38,277	8,222	-	87,870
Consumer instalment and other personal	579	287	464	2,079	8,891	18,422	7,775	22,939	61,436
Credit Cards	-	-	-	-	-	-	-	7,814	7,814
Business and government	8,980	3,376	1,647	14,963	15,134	12,901	4,759	28,642	90,402
Customers’ liabilities under acceptances	8,019	-	-	-	-	-	-	-	8,019
Allowance for credit losses	-	-	-	-	-	-	-	(1,706)	(1,706)
Total loans and acceptances, net of allowance (1)	19,283	5,280	4,246	19,123	57,858	69,600	20,756	57,689	253,835
Other Assets
Derivative instruments
Interest rate contracts	489	305	545	480	6,078	9,028	21,265	-	38,190
Foreign exchange contracts	2,643	435	304	138	2,256	795	1,474	-	8,045
Commodity contracts	560	91	65	68	346	50	52	-	1,232
Equity contracts	141	17	44	11	122	32	-	-	367
Credit contracts	3	3	4	4	35	146	42	-	237
Total derivative assets	3,836	851	962	701	8,837	10,051	22,833	-	48,071
Premises and equipment	-	-	-	-	-	-	-	2,120	2,120
Goodwill	-	-	-	-	-	-	-	3,717	3,717
Intangible assets	-	-	-	-	-	-	-	1,552	1,552
Current tax assets	-	-	-	-	-	-	-	1,293	1,293
Deferred tax assets	-	-	-	-	-	-	-	2,906	2,906
Other	1,508	33	-	-	-	-	3,190	5,607	10,338
Total other assets	5,344	884	962	701	8,837	10,051	26,023	17,195	69,997
Total Assets	101,708	13,292	12,449	23,562	94,218	100,841	71,875	107,504	525,449
(1)	Included in total loans and acceptances are $186,830 million, $63,969 million and $4,742 million of loans originated in Canada, the United States and Other countries, respectively.

Certain comparative figures have been reclassified to conform with the current period’s presentation.

BMO Financial Group Third Quarter Report 2013 • 65

(Canadian $ in millions)	October 31, 2012
	0 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 3 years	3 to 5 years	Over 5 years	No maturity	Total
Liabilities and Equity
Deposits (1)
Banks	12,667	48	7	-	-	-	-	5,380	18,102
Business and government	46,810	9,210	5,107	9,173	16,273	13,813	3,340	82,844	186,570
Individuals	7,303	5,955	6,133	5,837	12,627	3,426	1,046	76,703	119,030
Total deposits	66,780	15,213	11,247	15,010	28,900	17,239	4,386	164,927	323,702
Other liabilities
Derivative instruments
Interest rate contracts	297	378	614	513	6,259	8,640	20,363	-	37,064
Foreign exchange contracts	2,029	546	362	211	2,279	874	1,206	-	7,507
Commodity contracts	626	198	172	163	473	63	46	-	1,741
Equity contracts	500	60	72	88	611	209	728	-	2,268
Credit contracts	52	4	3	2	38	51	6	-	156
Total derivative liabilities	3,504	1,186	1,223	977	9,660	9,837	22,349	-	48,736
Acceptances	8,019	-	-	-	-	-	-	-	8,019
Securities sold but not yet purchased	23,439	-	-	-	-	-	-	-	23,439
Securities lent or sold under repurchase agreements	39,737	-	-	-	-	-	-	-	39,737
Current tax liabilities	-	-	-	-	-	-	-	404	404
Deferred tax liabilities	-	-	-	-	-	-	-	171	171
Securitization and SPE liabilities	2,340	11	1,712	3,423	7,147	6,806	4,004	39	25,482
Other	8,923	28	11	200	308	1,211	3,279	7,154	21,114
Total other liabilities	85,962	1,225	2,946	4,600	17,115	17,854	29,632	7,768	167,102
Subordinated debt	15	11	-	-	-	100	3,967	-	4,093
Capital trust securities	12	-	-	-	-	-	450	-	462
Total Equity	-	-	-	-	-	-	-	30,090	30,090
Total Liabilities and Equity	152,769	16,449	14,193	19,610	46,015	35,193	38,435	202,785	525,449
(1)	Deposits payable on demand and payable after notice have been included as having “no maturity”.

(Canadian $ in millions)	October 31, 2012
	0 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 3 years	3 to 5 years	Over 5 years	No maturity	Total
Off-Balance Sheet Commitments
Commitments to extend credit (2)	1,846	1,910	1,939	9,734	16,395	26,263	1,898	-	59,985
Operating leases	68	69	69	68	469	359	700	-	1,802
Financial guarantee contracts (2)	4,343	-	-	-	-	-	-	-	4,343
Purchase obligations	177	177	101	63	517	286	207	-	1,528
(2)	A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.

66 • BMO Financial Group Third Quarter Report 2013